U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                             FORM 10-SB/A

                           AMENDMENT NO. 2
                                  TO
             GENERAL FORM FOR REGISTRATION OF SECURITIES
               OF SMALL BUSINESS ISSUERS UNDER SECTION
         12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                          GTC TELECOM CORP.
            (Name of small business issuer in its charter)



               NEVADA                              88-0318246
     (State or Other Jurisdiction of             (IRS Employer
      Incorporation or Organization)         Identification Number

     3151 AIRWAY AVE., SUITE P-3
        COSTA MESA, CALIFORNIA                        92626
(Address of Principal Executive Offices)           (Zip Code)


                            (714) 549-7700
         (Registrant's Telephone Number, Including Area Code)


  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                (None)


  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                    Common Stock, par value $0.001
                            Title of Class

                          TABLE OF CONTENTS


                                PART I

Item 1              Description of Business.

Item 2              Management's Discussion and Analysis or Plan of
                    Operation.

Item 3              Description of Property.

Item 4 Security Ownership of Certain Beneficial Owners and Management.

Item 5              Directors, Executive Officers, Promoters and
                    Control Persons.

Item 6              Executive Compensation.

Item 7              Certain Relationships and Related Transactions.

Item 8              Description of Securities.

                               PART II

Item 1              Market Price of and Dividends on the
                    Registrant's Common Equity and Other Shareholder
                    Matters.

Item 2              Legal Proceedings.

Item 3              Changes In and Disagreements With Accountants.

Item 4              Recent Sales of Unregistered Securities.

Item 5              Indemnification of Directors and Officers.

                               PART F/S

                    Financial Statements.

                               PART III

Item 1              Index to Exhibits.

Item 2              Description of Exhibits.

                                PART I

ITEM 1 - DESCRIPTION OF BUSINESS

GTC Telecom Corp. (the "Company" or "GTC") is a provider of various Telecommunication services, including long distance telephone, and calling card services as well as various Internet related services including Internet Service Provider access and Web Page Hosting.
GTC Telecom Corp. was organized as a Nevada Corporation on May 17, 1994 and is currently based in Costa Mesa, California.

On August 31, 1998, GTC Telecom Corp. (which at the time was designated Bobernco, Inc., a Nevada corporation ("Bobernco") acquired all of the outstanding common stock of GenTel Communications, Inc., a Colorado corporation ("GenTel") in a business combination described as a "reverse acquisition." For accounting purposes, the acquisition has been treated as the acquisition of Bobernco (the Registrant) by GenTel.

GenTel Communications, was formerly known as GenX, LLC ("GenX"). GenX, a Delaware limited liability company was formed on May 29, 1997. GenTel Communications, a Colorado corporation was formed on December 9, 1997 and was inactive until its reorganization with GenX. Effective February 3, 1998, pursuant to a plan of reorganization, the members of GenX converted their members' interest into 8,786,950 shares of the Common Stock of GenTel. Subsequently, GenX was dissolved. At the time of its acquisition by Bobernco, GenTel operated as provider of long distance telephone services.

Immediately prior to the acquisition, Bobernco had 1,800,000 shares of Common Stock outstanding. As part of Bobernco's reorganization with GenTel, Bobernco issued 8,986,950 shares of its Common Stock to the shareholders of GenTel in exchange for 8,986,950 shares of GenTel Common Stock. Immediately following the merger, Bobernco changed its name to GTC. Bobernco had no significant operations prior to the merger. Subsequent to the acquisition, the former shareholders of GenTel constituted 83.31% of the total outstanding shares of the Common Stock of the Company and the original shareholders of Bobernco constituted 16.69% of the total outstanding shares of the Common Stock of the Company. The Company's common stock currently trades on the NASD OTC Bulletin Board under the symbol "GTCC."

BUSINESS OF THE ISSUER

The Company currently offers a variety of services designed to meet its customers' telecommunications and Internet related needs. The Company's services consists of the following:

TELECOMMUNICATIONS RELATED SERVICES

The Company is currently licensed in 44 states and the District of Columbia to provide long distance telecommunications services. The Company primarily services small and medium sized businesses and residential customers throughout the United States. The Company has positioned itself to be a low-cost provider in the marketplace. By offering low rates, the Company expects to add customers at an accelerated pace.  To date, the Company has operated as a
switchless(1), nonfacilities-based reseller of long distance services.  By committing to purchase large usage volumes from carriers such as MCI/WorldCom, Inc. pursuant to contract tariffs(2), the Company has been able to procure substantial discounts and offer low-cost, high-quality long distance services to its customers at rates below the current standard industry levels.
____________________
     1 Switchless resellers of long distance services do not utilize any of their own lines, or switching equipment.
     2 Contract tariffs are services and rates based on contracts negotiated with individual customers, but also available to all customers.

The Company provides long distance telephone service under a variety of plans. These include outbound service, inbound toll-free 800 service and dedicated private line services(3) for data. The Company does not currently provide local telephone service. The Company's long distance services are billed on a monthly basis either directly by the Company or by the Local Exchange Carrier(4) ("LEC") through the services of Billing Concepts, Inc. dba U.S. Billing ("USBI"). If these services are billed directly by the Company, the customer has a choice of paying by credit card or sending payment to the Company. If these services are billed by the LEC, the LEC is responsible for collecting the amount billed and
remitting the proceeds to the Company.    The Company is also in the
process of purchasing a voice-over-IP ("VoIP")(5) technology network to complement its long distance telecommunications services. Please refer to the Management's Discussion and Analysis section of this Document. In addition, the Company is also exploring the possibility of providing local telephone service. Whether the Company will be able to provide local telephone services is dependent on its ability to negotiate contracts with third-party providers of local telephone service on favorable terms. The Company has initiated negotiations with certain local telephone providers but has not reached any agreements. Therefore, there can be no assurances that the Company will be able to offer local telephone service.
____________________
     3 Private Line uses circuits dedicated to a specific customer to connect that customer's equipment to both ends of the line.
     4  A company providing local telephone service.
     5 Voice calls carried over a private (packet-switched) network of equipment using Internet protocol (codes) to route the messages.

INTERNET RELATED SERVICES

The Company also recently began providing a variety of Internet related services. These services, available to both consumer and business users, include prepaid calling cards at the Company's ecallingcards.com web site; Internet Services Provider access through dial-up(6), Digital Subscriber Line ("DSL")(7), and Wireless T-1 methods(8); and Internet Web Page development and hosting
services(9).   The Company's Internet related services are billed
using the same methods as those used for billing its Telecommunication services. The Company's Internet related services, with the exception of its prepaid calling cards, are provided pursuant to contracts with third-party providers, who remain competitors with the Company. By contracting with third-party providers to purchase large quantities of usage volumes, the Company is able to secure significant discounts which then allows the Company to offer these services to its end-users at rates at or lower than its competitors.
____________________
     6  Modem access via traditional telephone lines.
     7 Digital Subscriber Line ("DSL") utilizes advanced technology to transmit data over copper lines at speeds up to 1,000 faster than Dial-Up service.
     8 Wireless T-1 services are Internet connections using microwave or radio frequencies, without the use of a cable connection, that can transfer data at speeds up to 1.5 million bits-per-second.
     9 Web Page Hosting services permits customers to market themselves on the Internet without having to invest significantly in technology infrastructure and operations staff.

The Company's Internet Service Provider Access service is currently provided on a nationwide basis. Dial-up service provides unlimited Internet access and several related services using conventional modems at access speeds up to 56 kbps for a $14.95 monthly fee. DSL service provides a faster, more efficient method for communicating digital data over telephone lines. DSL speeds are significantly faster than conventional modem speeds (up to 1.1 Mbps versus 56 kbps for Dial-up service). The monthly DSL service charge ranges from $100 to $260 depending on speed and service options. A one-time set-up fee of $500 is also charged.

Currently, the Company's Wireless T-1 services are only available in the Southern California region. Wireless T-1 allows businesses to utilize connections at 1.5 Mbps without contracting for T-1 service from local telephone companies. Wireless T-1 Service fees range from $299 to $899 per month with a one-time set-up fee of $2,500. The Company plans on expanding this service to include other regions. Whether the Company is able to provide its Wireless T-1 services to other regions depends on whether the Company will be able to secure contracts with third-party suppliers on favorable terms. There can be no assurances that the Company will be able to obtain such contracts and therefore be able to expand its Wireless T-1 service to other regions.

The Company's Internet Web Page Hosting services are currently available on a nationwide basis. Internet Web Page Hosting services provides space on the Company's Web Server computers for customers to publish their own Web Pages. Internet Web Page Hosting fees are $29.95 per month, with a one-time set-up fee of $29.95.

TELECOMMUNICATIONS INDUSTRY BACKGROUND

The $88.6 billion U.S. long distance industry is dominated by the nation's three largest long distance providers, AT&T, MCI/WorldCom and Sprint, which together generated approximately 80.3% of the aggregate revenue of all U.S long distance interexchange carriers in 1997. Other long distance companies, some with national capabilities, accounted for the remainder of the market.

Based on published FCC estimates(10), toll service revenues of U.S. long distance interexchange carriers have grown from $38.8 billion in 1984 to $88.6 billion in 1997. While industry revenues have grown at a compounded annual rate of 6.6% since 1984, the revenues of carriers other than AT&T, MCI/WorldCom and Sprint have grown at a compounded rate of 33.7% during the same period. As a result, the aggregate market share of all interexchange carriers other than AT&T, MCI/WorldCom and Sprint has grown from 2.6% in 1984 to 19.8% in 1997. During the same period, the market share of AT&T declined from 90.1% to 44.5%.
____________________

     10 As published on the FCC's Website located at www.fcc.gov/Bureaus/Common_Carrier/Reports/FCC-State_Link/SOCC/97socc.pdf.

Prior to the Telecommunications Act, signed by President Clinton on February 8, 1996, the long distance telecommunications industry had been principally shaped by a court decree between AT&T and the United States Department of Justice, known as the Modification of Final Judgment (the "Consent Decree") that in 1984 required the divestiture by AT&T of its 22 Bell operating companies and divided the country into some 200 Local Access and Transport Areas, or "LATAs." The 22 operating companies, which were combined into seven Regional Bell Operating Companies, or "RBOCs", were given the right to provide local telephone service, local access service to long distance carriers and intraLATA toll service (service within LATAs), but were prohibited from providing interLATA service (service between LATAs). The right to provide interLATA service was maintained by AT&T and the other carriers.

To encourage the development of competition in the long distance market, the Consent Decree and the FCC require most LECs to provide all carriers with access to local exchange services that is equal in type, quality and price to that provided to AT&T and with the opportunity to be selected by customers as their preferred long distance carrier. These so-called equal access and related provisions are intended to prevent preferential treatment of AT&T.

On February 8, 1996, the President signed the Telecommunications Act (the "Act"), which is intended to introduce more competition to U.S. telecommunications markets. In addition to codifying the provisions of the Consent Decree, the Act codifies the LEC's equal access and nondiscrimination obligations with respect to the local services market by requiring LECs to permit interconnection(11) to their networks and establishing among other things, LEC obligations with respect to access, resale, number portability(12), dialing parity(13), access to rights-of-way(14), and mutual compensation.
In essence the Act codifies the LEC's duty to provide to independent service providers (such as the Company) access to the LEC's network under the same terms and restrictions which the LEC is subject to. The Act allows the Company to compete with previously established long distance and local telephone providers under the same terms and conditions as those providers are subject to.
____________________
     11 Customer equipment (i.e. customer's telephone or modem) which connects to the service provider's equipment.
     12 Number portability is the capability of individuals, businesses, and organizations to retain their existing telephone
number(s)   and the same quality of service   when switching to a
new local service provider.
     13 The duty to provide dialing parity to competing providers of telephone exchange service and telephone toll service, and the duty to permit all such providers to have nondiscriminatory access to telephone numbers, operator services, directory assistance, and directory listing, with no unreasonable dialing delays
     14 The duty to afford access to the poles, ducts, conduits, and rights-of-way of a LEC to competing providers of telecommunications services on same rates and terms afforded to the LEC.

Regulatory, judicial and technological factors have helped to create the foundation for smaller companies to emerge as competitive alternatives to AT&T, MCI/WorldCom and Sprint for long distance telecommunications services. The FCC requires that AT&T not restrict the resale of its services, and the Consent Decree and regulatory proceedings have ensured that access to LEC networks is, in most cases, available to all long distance carriers.

DEVELOPMENT AND STRATEGY OF THE COMPANY

The Company's telecommunication services are currently licensed in the states of Alabama, Arizona, Arkansas, California, Colorado, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Washington D.C.,West Virginia, Wisconsin, and Wyoming. The Company is in the process of obtaining licences to provide its services in the remaining states, except Alaska. However, there can be no assurances that the Company will be successful in obtaining such licences.

The Company plans to market its products and services using four
methods.   The first of those methods is to do an aggressive
concentrated media campaign that utilizes a professional advertising agency. The Company launched its first media campaign on March 1, 1999 utilizing television and radio advertisement and print media targeting Southern California as well as nationwide audiences using
cable television advertisement.   The Company intends to continue to
utilize both broadcasting and print media campaigns in the future. The Company incurred approximately $418,000 or 74.4% of its total marketing budget of approximately $562,000 on this marketing method for the fiscal year ending June 30, 1999. The Company's ability to continue such media campaigns in the future is dependent upon the Company's ability to secure financing for such media campaigns. Therefore, there can be no assurances that it will be able to continue to utilize such media campaigns in the future.

The second method of marketing the Company's products and services is through outside telemarketing agencies. The Company presently utilizes the services of two telemarketing firms. These firms are paid on a commission only basis. The Company estimates that it will cost an average of thirty-five dollars ($35.00) to obtain each customer using this method, while the average customer generates two hundred and forty dollars ($240.00) in revenue per year. The Company currently utilizes the services of two telemarketing companies. These companies operate on a nationwide basis. As of March 31, 1999, these companies have generated 964 customers for the Company's telecommunications services. The Company incurred approximately $26,200 or 4.7% of its total marketing budget of approximately $562,000 on this marketing method for the fiscal year ending June 30, 1999.

The third method of marketing the Company's products and services utilizes its own sales force and independent sales agents working on its behalf. The sales force will consist of properly trained professionals within the industry that are currently looking for an opportunity to sell at rates that are lower than the industry standard. Many of these professionals will come from companies such as MCI/WorldCom, LCI International, TelCo and Frontier Communications where the average calling rate is 10-12 cents per minute. The Company has recently hired a V.P. of Sales from MCI/WorldCom and a National Accounts Manager from Cable & Wireless Communications PLC, both with extensive sales and marketing backgrounds in the telecommunications industry. In addition, the Company has already engaged in discussions with many potential representatives to work for the Company based on commission-only (8% to 10% of collected billings) compensation packages. However, there can be no assurances that the Company will be successful in retaining its in-house sales force or in acquiring independent sales agents to work on its behalf at the commission-only compensation packages described. The Company incurred approximately $75,300 or13.4% of its total marketing budget of approximately $562,000 on this marketing method for the fiscal year ending June 30, 1999.

The fourth method of marketing the Company's products and services utilizes the Internet. The Company currently markets and distributes its Telecommunications and Internet related services through the Internet utilizing its gtctelecom.com and ecallingcards.com web pages. The Company also plans to market international calling plans as well as co-brand calling cards and advertise domestic long distance rates on the Internet through joint agreements such as its agreement with Community Connect Inc.'s online community for Asian Americans, AsianAvenue.com. There can be no assurances that such joint agreements will continue or that the Company will be able to develop such joint agreements in the future.
 The Company incurred approximately $42,500 or 7.5% of its total marketing budget of approximately $562,000 on this marketing method for the fiscal year ending June 30, 1999.

The Company believes these four marketing methods will be adequate to sustain the Company now and for the foreseeable future.

COMPETITION

Telecommunication Services

The long distance telecommunications industry is highly competitive and affected by the introduction of new services by, and the market activities of, major industry participants. Competition in the long distance business is based upon pricing, customer service, billing services and perceived quality. The Company competes against various national and regional long distance carriers that are composed of both facilities-based providers and switchless resellers offering essentially the same services as the Company. Several of the Company's competitors are substantially larger and have greater financial, technical and marketing resources. The Company believes that it is able to compete with these competitors by providing high quality service at the lowest price possible.

The Company believes that the pricing strategies and cost structures of the major long distance carriers have resulted historically in their charging higher rates to the small to medium sized business customer. Small to medium-sized business customers typically are not able to make the volume commitments necessary to negotiate reduced rates under individualized contracts. By committing to large volumes of traffic, the Company is guaranteeing traffic to the major long distance carrier while relieving the major long distance carrier of the administrative burden of qualifying and servicing large numbers of small to medium-sized accounts. To be successful, the Company believes that it must have lower overhead costs and be able to efficiently market the long distance product, process orders, verify credit and provide customer service to a large number of accounts. Although the Company believes it has human and technical resources to pursue its strategy and compete effectively in this competitive environment, its success will depend upon its continued ability to profitably provide high quality, high value services at prices generally competitive with, or lower than, those charged by its competitors. There can be no assurances that the Company will be able to compete successfully in these markets.

The Company currently links its switching equipment with transmission facilities and services purchased or leased from MCI/WorldCom and will continue to resell services obtained from MCI/WorldCom, which will remain a competitor of the Company for the provision of telecommunications services. However, there can be no assurances that the Company will be able to continue to provide its Telecommunication Services through MCI/WorldCom.

In a continual effort to lower the costs of its services, the Company has entered into a contract with the Williams Company to purchase its own nationwide long distance and Internet Network based on VoIP technology. Please refer to the Management's Discussion and Analysis of Operations section of this document for further details.
 The Company believes that by developing its own network, the Company will be able to substantially lower the transmission costs of its telecommunication service.

The Telecommunications Act is intended to introduce more competition to U.S. telecommunications markets. The legislation opens the local services market by requiring LECs to permit interconnection to their networks and establishing, among other things, LEC obligations with respect to access, resale, number portability, dialing parity, access to rights-of-way and mutual compensation. The legislation also codifies the LECs' equal access and nondiscrimination obligations and preempts most inconsistent state regulation. The legislation also contains special provisions that eliminate restrictions on the RBOCs providing long distance services, which means that the Company will face competition for providing long distance services from well capitalized, well known companies that prior to this time could not compete in long distance service.

The RBOCs have been prohibited from providing interLATA interexchange telecommunications services under the terms of the AT&T decree. The Telecommunications Act authorizes the RBOCs to provide certain interLATA interexchange telecommunications services immediately and others upon the satisfaction of certain conditions. Such legislation includes certain safeguards against anticompetitive conduct by the RBOCs in the provision of interLATA service. Anticompetitive conduct could result from, among other things, a RBOC's access to all subscribers on its existing network as well as its potentially lower costs related to the termination and origination of calls within its territory. It is impossible to predict whether such safeguards will be adequate to protect against anticompetitive conduct by the RBOCs and the impact that any anticompetitive conduct would have on the Company's business and prospects. Because of the name recognition that the RBOCs have in their existing markets and the established relationships that they have with their existing local service customers, and their ability to take advantage of those relationships, as well as the possibility of favorable interpretations of the Telecommunications Act by the RBOCs, it may be more difficult for other providers of long distance services, such as the Company, to compete to provide long distance services to RBOC customers. At the same time, as a result of the Telecommunications Act, RBOCs have become potential customers for the Company's long distance services.

Internet Related Services

The market for Internet-based online services is relatively new, intensely competitive and rapidly changing. Since the advent of commercial services on the Internet, the number of Internet Service Providers and online services competing for users' attention and spending has proliferated because of, among other reasons, the absence of substantial barriers to entry, and the Company expects that competition will continue to intensify. Many of the Company's current and potential competitors such as Earthlink, PsiNet, AOL, UUNET, Microsoft Network, and Prodigy have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products and services than the Company.

The Company believes that its Internet Related Services are marketed at competitive rates and provide quality and services comparable to its competitors. However, the Company's Internet Related Services are intended more as a value added service to attract customers to the Company's Telecommunication Services as opposed to a revenue generating service. In furtherance of this, the Company is currently offering its FreeNet service which provides free unlimited Internet service provider access to users of the Company's long distance service. In order to qualify for the FreeNet program, the customer must be a current user of the Company's long distance services, pay a monthly fee of $4.95 and incur a minimum of $10.00 in long distance fees per month. Customers who do not qualify for the FreeNet program will pay a monthly fee of $9.95 for the Company's Internet service provider service. The Company anticipates that revenue generated exclusively from the Company's Internet Related Services will be immaterial to the Company's results of operations. Rather, the Company expects to derive sufficient revenue from its Telecommunication Services and Internet related advertising revenue to pay for the costs of its Internet Related Services.

In a continual effort to lower the costs of its services, the Company has entered into an agreement with the Williams Company to purchase its own nationwide long distance and Internet Network based on VoIP technology. Please refer to Management's Discussion and Analysis of Operations section of this document for further details.
 The Company believes that by developing its own network, the Company will be able to substantially lower the acquisition costs of its Internet services.

CUSTOMER ATTRITION

The Company believes that a high level of customer attrition is a characteristic of the domestic residential long distance and Internet related industries. Attrition is attributable to a variety of factors, including the termination of customers by the Company for non-payment and the initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs and the issuance of cash or other forms of incentives. Such attrition could have a material adverse effect upon the Company's future results of operations and financial conditions.

DEPENDENCE ON KEY CUSTOMERS

The Company is not dependent on any single customer for a significant portion of its annual sales. The Company's customer base changes on a continuous basis as new customers are added or removed.

MAJOR SUPPLIERS

The Company does not own its own long distance network, and pursuant to the Company's contract with MCI/WorldCom, the Company currently depends primarily upon MCI/WorldCom to provide for the transmission of phone calls by its customers and to provide the call detail records upon which the Company bases its customers billings. Under the terms of the three-year contract entered into with MCI/WorldCom on August 10, 1998 the Company is obligated to a minimum monthly revenue commitment of $10,000 commencing March 1999. The contract expires on September 30, 2001. Pursuant to the terms of the contract with MCI/WorldCom, the Company must pay liquidated damages in an amount equal to the aggregate minimum revenue requirement for the remaining term of the contract if the Company terminates the contract prior to the expiration date. Although the Company believes that its relations with MCI/WorldCom are strong and should remain so with continued contract compliance, the termination of the Company's contract with MCI/WorldCom, the loss of telecommunications services provided by MCI/WorldCom, or a reduction in the quality of service the Company receives from MCI/WorldCom could have a material adverse effect on the Company's results of operations. In addition, the accurate and prompt billing of the Company's customers is dependent upon the timeliness and accuracy of call detail records provided to the Company by MCI/WorldCom.

In the event that MCI/WorldCom were to discontinue its service to the Company, the Company believes, based upon discussions that the Company has had with other long distance providers and based on such providers' published contract tariffs, that it could negotiate and obtain contracts with other long distance providers to resell long distance services at rates at or below its current contract tariffs with MCI/WorldCom. If the Company were to enter into contracts with another provider, however, the Company believes it would take approximately thirty (30) days to switch end users to that provider.
 Although the Company has the right to switch its current customers to an alternative underlying carrier, the Company's customers have the right to discontinue their service with the Company at any time.
 Accordingly, the termination or non-renewal of the Company's contract tariffs with MCI/WorldCom or the loss of telecommunications services from MCI/WorldCom would likely have a material adverse effect on the Company's results of operations and financial condition. In an effort to minimize the Company's dependence on MCI/WorldCom, the Company has entered into a contract with the Williams Company to purchase its own nationwide long distance and Internet Network based on VoIP technology. Please refer to the Management's Discussion and Analysis of Operations section of this document for further details.

The Company does not currently have its own Internet Network. Currently, the Company provides its Internet Service Provider Access services pursuant to a contract with Epoch Networks, Inc. dba Epoch Internet ("Epoch"). Under the terms of the three year contract with Epoch dated February 3, 1999, the Company is obligated to an initial monthly minimum revenue commitment of $0.00 increasing to $25,000 per month over a seven month ramp up period beginning March 1, 1999 to September 1, 1999 and thereafter until the end of the contract period ending on February 28, 2002. The loss of Internet Service Provider access, or a reduction of service quality by Epoch, could have a material adverse effect on the Company's results of operations. Pursuant to the terms of the contract with Epoch, the Company must pay liquidated damages in an amount equal to the aggregate minimum revenue commitment for the remaining term of the contract if the Company terminates the contract prior to the expiration date. In a continual effort to lower costs (approximately $13.00 per customer using Epoch), the Company is currently in the process of locating alternative or additional Internet Services Providers to supplement or replace its current provider.

As a result of this effort, on April 6, 1999, the Company entered into a one-year agreement with Level 3 Communications, LLC ("Level 3") to provide its Internet Service Provider Access. The agreement, which begins in July 1999, provides for the Company to initially pay $36,000 per month with an initial set-up fee of $8,000. As Level 3 is able to provide service throughout the nation, the Company's monthly minimum commitment will increase from $36,000 per month to a maximum $60,750 per month. In addition, the Company is committed to pay an additional set-up fee of up to $5,500. It is the Company's intention to use Level 3 for its primary Internet Service Provider beginning in July 1999. Cost per customer using Level 3 is approximately $3.00 versus $13.00 per customer using Epoch. Additionally, the Company believes that the services provided by Level 3 are superior to those provided by Epoch.

As a result of this decision, the Company is currently in the process of negotiating the termination of its agreement with Epoch. Unless the Company is able to negotiate the termination of its agreement with Epoch on more favorable terms, the Company will be committed to pay Epoch a monthly minimum of $25,000 beginning in September, 1999 or an aggregate of $792,500 over the entire term of the contract (terminating on February 28, 2002).

The Company's Wireless T-1 services are currently provided pursuant to a contract with Global Pacific Internet ("Global"). Currently, the Company's T-1 services are available only in the Southern California region. Under the terms of its contract with Global, the Company is not subject to a monthly minimum revenue commitment. Although the Company believes that its relations with Global are strong and should remain so with continued contract compliance, the loss of Wireless T-1 services provided by Global, or a reduction in the quality of service the Company receives from Global could have a material adverse effect on the Company' s results of operations.
The Company anticipates that it would take between thirty (30) to sixty (60) days to locate a replacement supplier in the event that the Company's agreement with Global is terminated. The Company currently plans to expand its Wireless T-1 services to other regions. However, there can be no assurances that the Company will or will be able to expand this service to other regions.

Previously, the Company's Internet Web Page Development service was provided pursuant to contracts with Service One Communications, Inc. ("Service One") and OhGolly.com, Inc. ("OhGolly"). Web Pages developed by Service One and OhGolly.com are housed within the Company's own computer servers. On May 21, 1999, the Company terminated its contracts with Service One and OhGolly.com for non-performance of Service One and OhGolly's duties under the contract. Under the terms of the contracts, the Company is not obligated to pay Service One or OhGolly any additional sums beyond the termination of the contracts. The Company anticipates that it will require between thirty (30) to sixty (60) days to locate a replacement supplier. The Company is currently in the process of locating a replacement supplier and anticipates that it will be able to create new Web Pages beginning in approximately mid July 1999. Until the Company is able to locate a replacement supplier, it will not able to develop additional Web Pages. Current Web Page Hosting users, however, are unaffected by the termination of the Company's agreements with Service One and OhGolly. As the Company considers its Web Page Development service to be only a value added service to attract customers to its Telecommunication Services as opposed to a material revenue generating service, the Company does not anticipate that the termination of its contracts with Service One and OhGolly will have a material adverse effect on the Company's results of operations.

REGULATION

The Company's provision of communications services is subject to government regulation. Federal law regulates interstate and international telecommunications, while states have jurisdiction over telecommunications that originate and terminate within the same state. Changes in existing policies or regulations in any state or by the FCC could materially adversely affect the Company's financial condition or results of operations, particularly if those policies make it more difficult for the Company to obtain service from MCI/WorldCom or other long distance companies at competitive rates, or otherwise increase the cost and regulatory burdens of marketing and providing service. There can be no assurance that the regulatory authorities in one or more states or the FCC will not take action having an adverse effect on the business or financial condition or results of operations of the Company.

Federal

The Company is classified by the FCC as a nondominant carrier.
After the recent reclassification of AT&T as nondominant, only the LECs are classified as dominant carriers among domestic carriers. Because AT&T is no longer classified as a dominant carrier, certain pricing restrictions that formerly applied to AT&T have been eliminated, which could make it easier for AT&T to compete with the Company for low volume long distance subscribers. The FCC generally does not exercise direct oversight over charges for service of nondominant carriers, although it has the statutory power to do so. Nondominant carriers are required by statute to offer interstate services under rates, terms, and conditions that are just, reasonable and not unreasonably discriminatory. The FCC has the jurisdiction to act upon complaints filed by third parties, or brought on the FCC's own motion, against any common carrier, including nondominant carriers, for failure to comply with its statutory obligations. Nondominant carriers are required to file tariffs listing the rates, terms and conditions of service, which are filed pursuant to streamlined tariffing procedures. The FCC also has the authority to impose more stringent regulatory requirements on the Company and change its regulatory classification from nondominant to dominant. In the current regulatory atmosphere, the Company believes, however, that the FCC is unlikely to do so.

The FCC imposes only minimal reporting requirements on nondominant resellers, although the Company is subject to certain reporting, accounting and record-keeping obligations. Both domestic and international nondominant carriers, including the Company, must maintain tariffs on file with the FCC.

At present, the FCC exercises its regulatory authority to set rates primarily with respect to the rates of dominant carriers, and it has increasingly relaxed its control in this area. Even when AT&T was classified as a dominant carrier, the FCC most recently employed a "price cap" system, which essentially exempted most of AT&T's services, including virtually all of its commercial and 800 services, from traditional rate of return regulation because the FCC believes that these services were subject to adequate competition.

State

The Company is subject to varying levels of regulation in the states in which it currently anticipates providing intrastate telecommunications services. The vast majority of the states require the Company to apply for certification to provide intrastate telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. The vast majority of states also require the Company to file and maintain detailed tariffs listing its rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignments of carrier assets, including subscriber bases, carrier stock offerings and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and the rules, regulations and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. In certain states, prior regulatory approval may be required for acquisitions of telecommunications operations.

As the Company expands its efforts to resell long distance services, the Company will have to remain attentive to relevant federal and state regulations. FCC rules prohibit the switching (also commonly known as "Slamming") of a consumer's long distance provider without
the consumer's consent.   However, this does not apply to the
switching of the Company's underlying carrier for its existing customers. The rules also specify how that consent can be obtained.
 Most states have consumer protection laws that further define the framework within which the Company's marketing activities must be conducted. The Company intends to comply fully with all laws and regulations, and the constraints of federal and state restrictions could impact the success of direct marketing efforts.

The Company is not currently subject to any State or Federal regulation with respect to its Internet related services. However, there can be no assurances that the Company will not be subject to such regulations in the future. Additionally, the Company is not aware of any pending legislation that would have a material adverse effect on the Company's operations.

PATENTS, TRADEMARKS, LICENSES

The Company does not depend upon any patents or trademarks to conduct its business; nor does the Company hold any such patents or trademarks. The Company is required to hold licenses with the Federal Communication Commission for the operation of its telecommunication services. The Company is also required to hold licenses in the states in which it provides intrastate long distance services. Currently, the Company is licensed in 44 states and the District of Columbia to provide intrastate services. The Company's federal and state telecommunication licenses are of indefinite length and will remain effective so long as the Company complies with all Federal and State regulations.

The Company is currently in the process of securing licenses for operation of its telecommunication services in the remainder of the United States, except Alaska. The Company's ability to obtain licenses in the remaining states is dependent on the Company's ability to meet each state's specific guidelines. Although the Company anticipates that it will able to secure licenses in these states, there can be no assurances that the Company will be successful in obtaining such licenses.

COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

The Company currently has no costs associated with compliance with environmental regulations. However, there can be no assurances that the Company will not incur such costs in the future.

NUMBER OF EMPLOYEES

As of June 30, 1999, the Company employed approximately 20 people on a full time basis.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

GENERAL OVERVIEW

The company's principal line of business is to provide long distance and value-added services for small and medium-sized businesses and residential customers throughout the United States. The Company's strategy has been to do build a subscriber base without committing capital or management resources to construct its own network and transmission facilities. This strategy has allowed the Company to add customers without being limited by capacity, geographic coverage, or configuration of any particular network that the Company might have developed. In order to remain competitive, the Company believes that it must continue to offer its services at the lowest rates possible. The Company believes that in order to continue to offer lower than industry average rates, as well as reduce its dependency on major suppliers, the Company will need to purchase its own network. In furtherance of this, the Company has entered into a contract with Williams Communications to design, install, and maintain a voice-over-IP network for the Company. Please refer to Capital Expenditures-VoIP Network in this section for further details. Management believes that the creation of such a network will allow it to continue to offer its telecommunication and Internet services below the industry average.

Recently, the Company has begun providing a number of Internet related services such as the sale of electronic calling cards on its ecallingcards.com web site; Internet access via Dial-Up, Wireless
T-1, and DSL; and Internet Web Page Hosting services.

The Company's services are marketed nationwide, through broadcasting and print media, telemarketing, independent sales agents and its own sales force.

The Company's revenues consist of sales revenues from telecommunication and Internet related services. These revenues are generated when customers make long distance telephone calls from their business or residential telephones or by using the Company's telephone calling cards. Proceeds from prepaid telephone calling cards are recorded as deferred revenues when the cash is received and recognized as revenue as the telephone service is utilized. The reserve for deferred revenues is carried on the balance sheet as an accrued liability. Internet related services are typically billed at a flat rate and are billed in advance. Revenues are recognized in the period earned.

Cost of Sales include telecommunications service costs and commissions paid for customer acquisition. Telecommunications service costs paid by the Company are based on the Company's customers' long distance usage. The Company pays its carriers based on the type of call, time of call, duration of call, the terminating telephone number, and terms of the Company's contract in effect at the time of the call. General and administrative expenses consist of the cost of customer service, billing, cost of information systems and personnel required to support the Company's operations and growth.

The Company, depending on the extent of its future growth, may experience significant strain on its management, personnel, and information systems. The Company will need to implement and improve operational, financial, and management information systems. In addition, the Company is implementing new information systems that will provide better record-keeping, customer service and billing.
However, there can be no assurance that the Company's management resources or information systems will be sufficient to manage any future growth in the Company's business, and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

In 1998, the Company determined to change its fiscal year to June
30. As previously discussed, the Company acquired all of the outstanding common stock of GenTel on August 31, 1998. Following the acquisition, the Company adopted the business plan of GenTel and changed its name to GTC.

RESULTS OF OPERATIONS OF THE COMPANY

The following discussion assumes that the acquisition of GenTel by the Company occurred as of June 30, 1997.

Prior to the acquisition of GenTel by the Company, the Company had no revenues or expenses for the fiscal year ended December 31, 1996 or the six-month period ended June 30, 1997.

Revenues

Revenues for the three- and nine-month periods ended March 31, 1999 were $204,573 and $222,535, respectively, compared with the three- and nine-month periods ended March 31, 1998 of $497,312 and $497,312, respectively (no revenue generated during the first six months of fiscal year 1998). Beginning fiscal year 1999, the Company began the selling of its long distance services pursuant to its business plan which resulted in revenues for the nine-months ended March 31, 1999 which were comprised primarily of $180,600 from Web development and hosting services and $41, 935 from telecommunication services. Prior to fiscal year 1999 the Company's revenues for the three- and nine-month periods ended March 31, 1998 was derived solely from the one-time bulk sale of long distance calling cards in February 1998. Pursuant to the Company's newly adopted business plan for its telecommunication services, the Company began to acquire telecommunication customers, primarily through the use of telemarketing. For the nine months ended March 31, 1999, the Company had approximately 1,060 telecommunication customers, with usage of long distance services of approximately 430,000 minutes.

Cost of Sales

Cost of sales for the three- and nine-month periods ended March 31, 1999 were $65,626 and $85,665, respectively, compared with the three- and nine-month periods ended March 31, 1998 of $447,312 and $447,312, respectively (no costs of sales were incurred during the first six months of fiscal year 1998). Cost of sales for the nine-months ended March 31, 1999 were comprised primarily of carrier costs of $35,670, associated with the cost of long distance service provided by MCI/WorldCom, $25,653 for commissions paid for customer acquisition and $24,342 for the cost of third party verification on its newly acquired customers. Cost of sales for the three- and nine-month periods ended March 31, 1998 was comprised of the cost of acquiring the long distance calling cards for its one time bulk sale in February 1998. As a percentage of revenue, cost of sales was 38.5% for the nine months ended March 31, 1999 resulting in a gross margin of 61.5%.

Selling, General and Administrative Expenses

Selling, general and administrative ("S,G&A") expenses for the three- and nine-month periods ended March 31, 1999 were $1,160,408 and $2,339,771, respectively, compared with $117,413 and $228,575 for the three- and nine-month periods ended March 31, 1998. For the three- and nine-month periods ended March 31, 1999, the Company began to realize sales from its telecommunications customers, thereby resulting in significantly increased S,G&A expenses. S,G&A expenses for the nine-months ended March 31, 1999 were comprised primarily of advertising expenses of $258,000; warrants valued at $653,000 issued to an investor relations company ($503,000) and a marketing company ($150,000) in exchange for services; shares valued at approximately $381,000 issued to vendors in exchange for services and rent; provision for bad debts of approximately $249,500; options valued at approximately $48,150 issued to supplement compensation to certain key employees; approximately $271,000 in salaries paid to employees; and $479,121 of other operating expenses, primarily rent, legal services, and investor relations. S,G&A expenses of $228,575 for the nine months ended March 31, 1998 were comprised primarily of options valued at approximately $71,250 issued to supplement compensation to certain key employees; approximately $57,900 in salaries paid to employees; and $99,425 of other operating expenses, primarily legal services. Net loss was $2,199,049 and $178,575 for the nine months ended March 31,1999 and 1998, respectively.

Assets and Liabilities

Assets were $519,293 as of March 31, 1999. Assets consisted primarily of accounts receivables of $67,915, cash of $128,430, other current assets of $58,020, equipment with a net book value of $145,566 and other long term assets of $119,632. Liabilities were $226,696 as of March 31, 1999. Liabilities consisted primarily of accounts payable of $148,641, payroll and payroll related liabilities of $45,794, and other liabilities of $32,261.

Stockholders' Equity

Stockholders' equity was $292,597 as of March 31, 1999.
Stockholders' equity consisted primarily of $1,599,731 raised in the GenX and the Company's recent private offering of its Common Stock, offset primarily by the accumulated deficit at March 31, 1999 of $2,731,936.

RESULTS OF OPERATIONS FOR GENTEL FROM MAY 29, 1997 (INCEPTION) TO
JUNE 30, 1998.

Revenues

For the period from inception to June 30, 1998, revenues for GenTel totaled $497,312. This amount was from the bulk sale of long distance calling cards.

Cost of Sales

Cost of Sales for the period from inception to June 30, 1998 of $447,312 was comprised of the cost of acquiring the long distance calling cards.

Selling, General & Administrative Expenses (S,G & A)

For the period from inception to June 30, 1998, S,G & A totaled $582,087 comprised of salaries of approximately $200,000; shares valued at approximately $95,000 issued to the CEO and Vice-President of GenTel, options valued at approximately $81,000 issued to an investor relations company, options valued at approximately $71,000 issued to certain key employees to supplement compensation, professional fees of approximately $57,000 and rent of approximately $22,000. Net loss for the period of inception to June 30, 1998 was $532,887.

Assets and Liabilities

GenTel's assets as of June 30, 1998 were $162,085. Assets consisted primarily of subscriptions receivable of $142,500, computer equipment of $17,394 and cash of $3,892. Liabilities as of June 30, 1998 were $178,075. Liabilities consisted primarily of notes payable to shareholder of $80,000; deferred salaries of $70,000; accrued offering costs of $20,525 and accounts payable of $7,550.

Stockholders' Deficit

Stockholders' deficit as of June 30, 1998 was ($15,990). Stockholders' deficit consisted primarily of $269,225 raised in the sale of GenX member interests through a private placement, options valued at $71,250 issued to key employees to supplement compensation and stock valued at $95,000 issued to GenTel's CEO and Vice-President to supplement compensation, offset primarily by a net loss of $532,887 for the period ended June 30, 1998.

LIQUIDITY AND CAPITAL RESOURCES

Prior the acquisition of GenTel by the Company, GenTel achieved positive cash flows of $3,892 resulting from $227,250 of cash provided from the Company's financing activities, offset by $205,964 of cash used in operating activities and $17,394 of cash used in investing activities.

Net cash used in operating activities of $205,964 was primarily due to a net loss of $532,887 offset partially by options granted for compensation ($152,672), stock issued to the Company's CEO and Vice President for compensation ($95,000), and increases in operating liabilities, principally accounts payable ($7,550) and accrued expenses ($70,000).

Net cash used in investing activities of $17,394 funded purchases of computer equipment. Net cash provided by financing activities of $227,250 was primarily due to the proceeds from sales of equity interests of GenTel's predecessor, GenX, of $146,500 and borrowings on notes payable to a shareholder of $80,000.

Short-Term Financing

On February 12, 1999, the Company completed a private placement offering of 1,535,000 shares of the Company's restricted (as that term is defined by Rule 144 of the Securities Act of 1933) Common Stock at a price of $1.00 per share, resulting in $1,330,000 raised, net of issuance costs paid for brokers and finder's fees from the offering.

In connection with the Company's private placement, the Company entered into an Investment Banking Agreement with Transglobal Capital Corporation ("TCC"), a licensed NASD broker on November 19, 1998. As part of this Agreement, TCC agreed to provide the Company with consulting services and to assist the Company in raising capital. In return, the Company agreed to compensate TCC with an initial fee of 50,000 shares of the Company's restricted Common Stock and to pay TCC a 13% commission on gross proceeds on financing received by the Company as a result of TCC's efforts. In addition, the Company agreed to issue TCC options to purchase 100,000 shares of the Company's Common Stock at an exercise price of $0.01 upon receipt of the first tranche of $100,000 in financing; an option to purchase an additional 100,000 shares of the Company's Common Stock at an exercise price of $0.01 upon receipt of $250,000 in financing; an option to purchase an additional 100,000 shares of the Company's Common Stock at an exercise price of $0.01 upon receipt of $500,000 in financing; and options to purchase an additional 300,000 shares of the Company's Common Stock at an exercise price of $0.01 upon the receipt of $1,000,000 in financing. As of June 30, 1999, all 600,000 options have vested and have been exercised. The difference between the exercise price (6,000 at $.01 per share) and the fair market value of the underlying restricted stock ($600,000 at $1.00 per share) has been charged against additional paid in capital.

In late March 1999, the Company initiated a private placement offering of 1,000,000 shares of the Company's restricted (as that term is defined by Rule 144 of the Securities Act of 1933) Common Stock at a price of $5.00. As of April 15, 1999, the Company had not received any offers for subscriptions to this private offering. The Company believes that no offers were received primarily due to the fact that the Company's "free trading" common stock has been trading at a price close to the $5.00 price of the private offering as of late March 1999.

On April 21, 1999, the Company replaced its $5.00 offering with a private placement offering of 2,000,000 shares of the Company's restricted (as that term is defined by Rule 144 of the Securities Act of 1933) Common Stock at a price of $3.00. The Company anticipates that this Private Offering will raise approximately $5,220,000, net of issuance costs paid for brokers and finder's fees, should the total offering be sold.

As of July 20, 1999, the Company had sold only 41,000 shares of its Common Stock pursuant to its $3.00 private offering. Due to insufficient interests which the Company believes is a result of the fact that its "free trading" common stock has been trading at a price close to the $3.00 price of the private offering as of late July 1999, the Company decided to replace its $3.00 private offering. On July 20, 1999, the Company replaced its $3.00 offering with a private placement offering (the "Private Offering") of 2,000,000 shares of the Company's restricted (as that term is defined by Rule 144 of the Securities Act of 1933) Common Stock at a price of $1.00.
The Company anticipates that this Private Offering will raise approximately $1,740,000, net of issuance costs paid for brokers and finder's fees, should the total offering be sold. Purchasers of the Company's $3.00 private offering will receive additional shares of the Company's restricted common stock so as to reduce their purchase price to that of the $1.00 private offering.

In addition, the Company is currently negotiating with an institutional investor for the purchase of up to $6,000,000 of the Company's restricted (as that term is defined by Rule 144 of the Securities
Act of 1933) Common Stock, at a price equal to 84% of the market price of the stock on the day of purchase, pursuant to Rule 506 promulgated under Regulation D of the Securities Act of 1933 (the "Institutional Offering"). In conjunction with the investment, the Company will agree to register these shares under the Securities Act of 1933 within 120 days of the sale. However, there can be no assurances that the Company will be able to complete such sale.

On July 6, 1999, the Company entered into a short term note (the "Note") with an individual for the amount of $50,000 for use as working capital. Under the terms of the note, the Company will be required to repay the principal amount of $50,000 within 30 days with 10% interest. The Note is secured by the Company's receivable.

The funds from the Private Offering and the Institutional Offering will be used principally to complete the purchase of the Company's VoIP network (Please refer to the General Overview, Long-Term Financing, and Capital Expenditure-VoIP Network section of this document for further information) and fund its on-going operations. No assurances can be given, however, that the Company will be able to complete either the Private Offering or the Institutional Offering. The failure to complete either offering may have a material adverse effect on the Company's operations.

Long-Term Financing

On April 30, 1999, the Company entered into a financing agreement (the "Financing Agreement") with Ascend Communications, Inc. for $26 million in equipment financing, specifically for the purchase of the Company' s VoIP network. The terms of the financing include thirty-three (33) monthly payments of $942,760 beginning February 1, 2000. In addition, the Financing Agreement will include a five-year warrant agreement to purchase 315,151 shares of the Company's restricted (as that term is defined by Rule 144 of the Securities Act of 1933) Common Stock at an exercise price of $8.25 per share. The warrants include provisions for anti-dilution protection, net exercise and registration rights. An additional amount of approximately $2.9 million, above and beyond the Financing Agreement, will be needed to complete the purchase of the VoIP network. The payment terms of this additional amount are still being negotiated.

The Private Offering and the Institutional Offering are designed to complete the purchase of the Company's VoIP network, meet the Company's working capital and other cash requirements, and other equipment purchases in connection with the expansion of its business.

The Company believes that its anticipated funds from operations, funds from the prior sale of equity interests of GenTel's predecessor, GenX, and funds from the sale of its recent and ongoing Private Offering and Institutional Offering of the Company's common stock, may be insufficient to fund its capital expenditures, working capital, and other cash requirements for the next 12 months.
Therefore, the Company will be required to seek additional funds to finance its long term operations ("Additional Funds"). Should the Company fail to complete any of the Private, Institutional Offering, of Additional Funds, the Company will have insufficient funds for the Company's intended operations and capital expenditures for the next 12 months and will have a material adverse effect on the Company's long-term results of operations.

CAPITAL EXPENDITURES

VoIP Network

On April 30, 1999, the Company entered into an agreement with Williams Communications, a unit of Williams of Tulsa, Oklahoma ("Williams"), in which Williams Communications will design, install, and maintain the Company's previously discussed high speed, nationwide VoIP network. The total contract cost to the Company is approximately $100,000,000 over a five-year term. Under the terms of the agreement with Williams Communications (the "Williams Agreement"), the Company is obligated to pay Williams $28.9 million upon delivery of the network to the Company. The Company obtained equipment financing for $26.0 million of the total contract price from Ascend Communications, Inc. The Company is responsible for the remaining $2.9 million. Please refer to Long-Term Financing, above for further details regarding the Company's financing for the purchase of its VoIP Network. In addition, the Company is obligated to pay Williams a monthly maintenance fee of approximately $188,000 and an additional set-up fee of $270,000 beginning on the first month following delivery of the Network (which is currently scheduled for January 2000) increasing to approximately $404,000 per month through the twelfth (12th) month of the Williams Agreement.
The monthly maintenance fee increases to approximately $639,000 per month beginning with the thirteenth (13th) month and thereafter until the end of the contract period (approximately through December
2004). The remainder of the Williams Agreement is for its carrier services in which the Company will pay approximately $520,000 per month over the term of the contract. In addition, the financing will include a five-year warrant to purchase 315,151 shares of the Company 's common stock at an exercise price of $8.25 per share.
The warrant will include provisions for anti-dilution protections, net exercise and registration rights. The Williams Agreement can be terminated by the Company with six month's written notice to Williams.

Other Capital Expenditures

The Company also expects to purchase approximately $200,000 of additional equipment in connection with the expansion of its business. Because the Company presently does not have the capital for such expenditures, it will have to raise these funds. (See Long-Term Financing in this section).

GOING CONCERN

The Company's independent certified public accountants have stated in their report included in this Form 10SB, that the Company has no current source of revenue and, without realization of additional capital, it would be unlikely for the Company to continue as a going concern. As stated in Short-Term Financing and Long-Term Financing in this section, the Company believes that if it is successful in raising these funds, that its certified public accountants would not issue a going concern modification regarding the Company's financial condition in its upcoming Fiscal Year 1999 report. However, there can be no assurances that the Company will be able to raise sufficient capital to meet its needs. If the Company is not successful in raising the necessary capital, then the Company believes that its independent certified public accountants would issue an opinion with a similar going concern modification regarding the Company's financial condition.

INFLATION

Management believes that inflation has not had a material effect on the Company's results of operations.

YEAR 2000 DISCLOSURE

The Company has completed a review of its computer systems and non-information technology ("non-IT") systems to identify all systems that could be affected by the inability of many existing computer and microcontroller systems to process time-sensitive data accurately beyond the year 1999, referred to as the Year 2000 or Y2K issue. The Company is dependent on third-party computer systems and applications, particularly with respect to such critical tasks as accounting, billing and the underlying carrier (MCI/WorldCom) of its long distance telephone service. The Company also relies on its own computer and non-IT systems (which consists of personal computers, internal telephone systems, internal network server, Internet server and associated software and operating systems). In conducting the Company's review of its internal systems, the Company performed operational tests of its systems which revealed no Y2K problems. As a result of its review, the Company has discovered no problems with its systems relating to the Y2K issue and believes that such systems are Y2K compliant. Additionally, the Company has obtained written assurances from all of its major suppliers of third-party computer systems and applications, including all suppliers referenced in the Major Supplier section of this document, indicating that they have completed a review of their respective computer systems and that such systems are Y2K compliant. Costs associated with the Company's review were not material to its results of operations.

While the Company believes that its procedures have been designed to be successful, because of the complexity of the Year 2000 issue and the interdependence of organizations using computer systems, there can be no assurances that the Company's efforts, or those of third parties with whom the Company interacts, have fully resolved all possible Year 2000 issues. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.
 The most likely worst case Y2K scenario which management has identified to date is that, due to unanticipated Y2K compliance problems, the Company may be unable to bill its customers, in full or in part, for services used. Should this occur, it would result in a material loss of some or all gross revenue to the Company for an indeterminable amount of time, which could cause the Company to cease operations. Although the Company has received written assurances from its major suppliers that they are, or will be, Year 2000 compliant, should any such supplier fail to adequately address the Year 2000 problem, the Company's only recourse for any damages suffered as a result would be through litigation. The Company has not yet developed a contingency plan to address this worst case Y2K scenario, and does not intend to develop such a plan in the future.

ITEM 3 - DESCRIPTION OF PROPERTY

Effective June 1, 1998, the Company began leasing approximately 2,712 square feet of administrative office space in Costa Mesa, California at a monthly rental rate of $5,017 per month. This facility serves as the Company's headquarters and primary place of business. The monthly rental rate is scheduled to increase to $5,560 on June 1, 1999, through the end of the lease. The lease expires on May 31, 2001.

In addition, on February 8, 1999, the Company entered into a month-to-month lease for approximately 1,987 square feet of office space for its customer service operation, at a monthly rental rate of $3,676 per month, at its headquarters building in Costa Mesa. The lease obligates the Company to pay the first three months of rent and will automatically expire on February 7, 2000, unless previously terminated either by the Company or by Lessor given thirty (30) days written notice.

Due to anticipated growth, the Company is in the process of looking for new space for its headquarters and customer service operations. The Company believes that it will be able to locate such space on reasonable rates and terms.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 1999, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Title                                                       Common Stock   Percent of
of Class          Name and Address of Beneficial Owner      Outstanding    Outstanding
============      ===================================       ===========     ===========

Common Stock       Paul Sandhu(1)                             5,069,088          33.99%
                   3151 Airway Avenue, Suite P-3
                   Costa Mesa, CA 92626.

Common Stock       Eric Clemons(2)                            1,819,522          12.20%
                   3151 Airway Avenue, Suite P-3
                   Costa Mesa, CA 92626.

Common Stock       Mark Fleming(3)                               10,000           0.07%
                   3151 Airway Avenue, Suite P-3
                   Costa Mesa, CA 92626.

Common Stock       Gerald A. DeCiccio(4)                         25,000           0.17%
                   3151 Airway Avenue, Suite P-3
                   Costa Mesa, CA 92626.

Common Stock       Frank Naccarelli(5)                            0               0.00%
                   3151 Airway Avenue, Suite P-3
                   Costa Mesa, CA 92626.

Common Stock       Clay T. Whitehead                           526,316            3.53%
                   3151 Airway Avenue, Suite P-3
                   Costa Mesa, CA 92626.

Common Stock       Reet Trust(6)                              2,000,000          13.41%
                   21520 Yorba Linda
                   Suite 6227
                   Yorba Linda, CA 92887

Common Stock       Michelson Group                            1,417,008           9.50%
                   5000 Birch Street
                   Suite 9600
                   Newport Beach, CA 92660

All Directors and                                             7,449,926          52.04%
Officers as a Group
(6 Persons in total)


(1) Includes an aggregate of 200,000 options to acquire shares of Company common stock in accordance with Mr. Sandhu's employment agreement.
(2) Includes an aggregate of 100,000 options to acquire shares of Company common stock in accordance with Mr. Clemons' employment agreement.
(3) Does not include an aggregate of an additional 90,000 options to acquire shares of Company common stock which vest in 1/3 increments each year beginning October 14, 1999 in accordance with Mr. Fleming's employment agreement.
(4) Does not include an aggregate of an additional 125,000 options to acquire shares of Company common stock which vest in 1/3 increments each year beginning December 1, 1999 in accordance with Mr. DeCiccio's employment agreement.
(5) Does not include an aggregate of an additional 45,000 options to acquire shares of Company common stock which vest 1/3 increments each year beginning March 15, 2000 in accordance with Mr. Naccarelli's employment agreement.

(6) The trustee of the Reet Trust is Teg Sandhu, father of Paul Sandhu. However, Paul Sandhu disclaims any beneficial ownership to the shares held by the Reet Trust.

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers of the Company are as follows:

Name                  Age      Positions

Paul Sandhu            38      Chief Executive Officer, President,
                               and Chairman of the Board

Eric Clemons           28      Director, Chief Operating Officer,
                               Secretary and Treasurer

Gerald A. DeCiccio     41      Chief Financial Officer

Mark Fleming           41      Executive Vice President

Frank Naccarelli       44      Vice President of Sales

Clay T. Whitehead      57      Director


        PAUL SANDHU is currently the Company's President and Chief Executive Officer. Mr. Sandhu has been with GenTel since its inception. Mr. Sandhu has over ten (10) years experience with start-up and emerging growth companies. Mr. Sandhu was Co-Founder, President and Co-Owner of Maximum Security ("Maximum"), a Security and surveillance company he started in 1992. While at Maximum, Mr. Sandhu actively managed a staff of over 200 employees. In 1997 Mr. Sandhu sold the business to his partner. Mr. Sandhu graduated from the University of Punjab in India with a degree in Engineering.

        ERIC CLEMONS is currently the Company's Chief Operating
Officer.  Mr. Clemons has been with GTC since its inception.  Mr.
Clemons has over eight (8) years experience with sales and marketing organizations. Mr. Clemons most recently was Vice President of Marketing for Intelligent Electronic Communications managing a staff of 50 employees. Mr. Clemons has attended The Wharton School of Business executive management programs.

        GERALD A. DECICCIO joined the Company in January, 1999 as Chief Financial Officer. Mr. DeCiccio has over eighteen years experience in the financial and accounting field. Prior to joining GTC, Mr. DeCiccio was the Vice President of Finance and Administration for National Telephone & Communications, Inc., ("NT&C") a $150 million inter-exchange carrier and provider of communications products and services. While at NT&C, Mr. DeCiccio managed NT&C's finance, accounting, human resources and legal departments. Between 1995 and 1997, Mr. DeCiccio was the Corporate Controller for Newport Corporation, a $140 million multi-national manufacturer / distributor of laser and optics products. Prior to that, Mr. DeCiccio was the Director of Audit and Quality Systems for Sunrise Medical, Inc., a $750 million multi-national manufacturer / distributor of health care products. From 1980 to 1984, Mr.
DeCiccio was a Supervising Senior Accountant for Ernst and Young.
Mr. DeCiccio received his Bachelor of Science in Accounting from Loma Linda University, and his Masters of Science in Finance and Systems Technology from the University of Southern California. Mr. DeCiccio is a Certified Public Accountant in the State of California.

        MARK FLEMING joined the Company in October 1998 as Executive Vice President. Mr. Fleming has sixteen years of business strategy, planning, and analysis experience within the competitive consumer products / services industries. For the past seven years, Mr. Fleming worked in the telecommunications industry, holding several finance and marketing management positions at MCI. Some of the key business / operational issues that Mr. Fleming managed while at MCI included pricing strategy, market positioning, new product development, sales channel and customer service performance reviews, capital investment decisions and overall business planning / analysis for Residential Markets and Local Services divisions. Mr. Fleming received his Bachelor of Arts degree in Business Administration from Principia College in 1980, and attained his Masters in Business Administration, with honors from the University of Southern California in 1986.

        FRANK NACCARELLI joined GTC in March 1999 as its Vice President of Sales. In this role, he will be responsible for leading the Company's national sales efforts with large corporate accounts as well as the Company's Commercial Sales Agent Programs. Prior to joining the Company, Mr. Naccarelli worked with MCI/WorldCom. During his 20 year term with MCI/WorldCom, Mr. Naccarelli's duties involved responsibility for P & L management, and regional and national sales. Mr. Naccarelli received his Associates of Arts degree in Business Administration from the University of Pittsburgh in 1978.

        CLAY T. WHITEHEAD is currently president of Clay Whitehead Associates, a strategic consulting and business development company which concentrates on the telecommunications and media industries. Clay Whitehead Associates primarily works with large companies to develop business projects in the areas of telecommunications and television. Mr. Whitehead has participated in the formation, strategy development, regulatory posture, and financing of a number of telecommunications businesses in the United States and internationally. Mr. Whitehead has also served as a special assistant to President Nixon, with policy responsibility for NASA, the Atomic Energy Commission, and the National Science Foundation. From 1971 to 1974, he was director of the U.S. Office of Telecommunications Policy. From 1979 to 1983, Mr Whitehead founded and was president of Hughes Communications, Inc., a subsidiary of Hughes Aircraft Company. Mr. Whitehead also currently serves on the board of directors for Prudential Funds.

ITEM 6 - EXECUTIVE COMPENSATION

On December 1, 1998, the Company entered into an Employment Agreement with Paul Sandhu, the Company's President and CEO, whereby the Company will pay Mr. Sandhu an annual salary of $84,000. Pursuant to the Agreement, Mr. Sandhu's salary shall increase to $168,000 should the Company either maintain a positive cash flow for two consecutive months, or the Company successfully completes a Form SB-2 registered offering of its securities. In addition to his annual salary, the Agreement confirmed the prior issuance of options to purchase 200,000 shares of the Company's Common Stock at an exercise price of $0.2375 previously granted to Mr. Sandhu pursuant to an employment agreement between Mr. Sandhu and GenTel dated January 5, 1998. These options vested upon execution of the Agreement. The Agreement may be canceled at any time by either the Company or Mr. Sandhu.

However, if the Company terminates the Agreement without cause, as defined in the Agreement, the Company shall be obligated to pay
Mr. Sandhu 25% of his annual salary as severance.

On December 1, 1998, the Company entered into an Employment Agreement with Eric Clemons, the Company's Chief Operating Officer ("COO"), whereby the Company will pay Mr. Clemons an annual salary of $76,000. Pursuant to the Agreement, Mr. Clemons' salary shall increase to $152,000 should the Company either maintain a positive cash flow for two consecutive months, or the Company successfully completes a Form SB-2 registered offering of its securities. In addition to his annual salary, the Agreement confirmed the prior issuance of options to purchase 100,000 shares of the Company's Common Stock at an exercise price of $0.2375 previously granted to Mr. Clemons pursuant to an employment agreement between Mr. Clemons and GenTel dated January 5, 1998. These options vested upon execution of the Agreement. The Agreement may be canceled at any time by either the Company or Mr. Clemons. However, if the Company terminates the Agreement without cause, as defined in the Agreement, the Company shall be obligated to pay Mr. Clemons 25% of his annual salary as severance.

On December 1, 1998, the Company entered into an Employment Agreement with Gerald DeCiccio, the Company's Chief Financial Officer, whereby the Company will pay Mr. DeCiccio an annual salary of $105,000. Pursuant to the Agreement, Mr. DeCiccio's salary shall increase to $144,000 should the Company either maintain a positive cash flow for two consecutive months, or the Company successfully completes a Form SB-2 registered offering of its securities. In addition to his annual salary, the Agreement grants Mr. DeCiccio options to purchase 150,000 shares of the Company's Common Stock. Twenty-five thousand (25,000) of the options are set to vest six (6) months from the execution of the Agreement at an exercise price of $.01, expiring three years from the date of vesting if not exercised. The remaining 125,000 options are scheduled to vest in 1/3 increments each following year provided that Mr. DeCiccio is employed with the Company. The Agreement may be canceled at any time by either the Company or Mr. DeCiccio. However, if the Company terminates the Agreement without cause, as defined in the Agreement, the Company shall be obligated to pay Mr. DeCiccio 25% of his annual salary as severance.

On October 14, 1998, the Company entered into an Employment Agreement with Mark Fleming, the Company's Executive Vice-President, whereby the Company will pay Mr. Fleming an annual salary of $70,000. Pursuant to the Agreement, Mr. Fleming's salary shall increase to $107,000 should the Company either maintain a positive cash flow for two consecutive months, or the Company successfully completes a Form SB-2 registered offering of its securities. In addition to his annual salary, the Agreement grants Mr. Fleming options to purchase 100,000 shares of the Company's Common Stock. Ten thousand (10,000) of the options are set to vest six (6) months from the execution of the Agreement at an exercise price of $.01, expiring three years from the date of vesting if not exercised. The remaining 90,000 options are scheduled to vest in 1/3 increments each following year provided that Mr. Fleming is employed with the Company. The Agreement may be canceled at any time by either the Company or Mr. Fleming. However, if the Company terminates the Agreement without cause, as defined in the Agreement, the Company shall be obligated to pay Mr. Fleming 25% of his annual salary as severance.

On March 3, 1999, the Company entered into an Employment Agreement with Frank Naccarelli, the Company's Vice-President of Sales, whereby the Company will pay Mr. Naccarelli an annual salary of $85,000. In addition to his annual salary, the Agreement grants Mr. Naccarelli options to purchase 45,000 shares of the Company's Common Stock at $5.50 per share. Fifteen Thousand (15,000) options are scheduled to vest in 1/3 increments each following year provided that Mr. Naccarelli is employed with the Company. The Agreement may be canceled at any time by either the Company or Mr. Naccarelli. However, if the Company terminates the Agreement without cause, as defined in the Agreement, the Company shall be obligated to pay Mr. Naccarelli 25% of his annual salary as severance.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the six months ending December 31, 1998, the period ended June 30, 1998, and the fiscal year ended December 31, 1997. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                      SUMMARY COMPENSATION TABLE

                             Annual Compensation                      Long Term Compensation
                                                                 Awards                       Payouts

                                                             Restricted    Securities
Name                                        Other Annual     Stock         Underlying      LTIP     All Other
and Principal            Salary      Bonus  Compensation     Awards        Options      Payouts  Compensation
Position        Year      ($)         ($)        ($)           ($)         SARs(#)        ($)        ($)
------------    ----     ------      -----  ------------    ---------      ---------    --------  -----------
Paul Sandhu     1998          0       -0-      -0-           -0-            -0-            -0-       -0-
(President,     (12/31)
 CEO)
                1998     40,000       -0-      -0-          76,000        200,000          -0-       -0-
                (6/30)

                1997       n/a        -0-      -0-           -0-            -0-            -0-       -0-

Eric Clemons    1998     11,500       -0-      -0-           -0-            -0-            -0-       -0-
(COO)           (12/31)

                1998     40,500       -0-      -0-          19,000        100,000          -0-       -0-
                (6/30)

                1997      n/a         -0-      -0-           -0-            -0-            -0-       -0-


                         OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                   (Individual Grants)

                   NUMBER OF SECURITIES   PERCENT OF TOTAL
                   UNDERLYING             OPTIONS/SAR'S         EXERCISE OF
                   OPTIONS/SAR'S          GRANTED TO EMPLOYEES  BASE PRICE     EXPIRATION
NAME               GRANTED (#)            IN FISCAL YEAR          ($/Sh)       DATE
----               --------------         -----------------     ----------     --------------

Paul Sandhu        200,000                    67%                0.2375        January, 2003

Eric Clemons       100,000                    33%                0.2375        January, 2003



                           AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                  AND FY-END OPTION/SAR VALUES


                                                   Number of Unexercised      Value of Unexercised In-
                                                   Securities Underlying      The-Money Option/SARs
              Shares Acquired On   Value Realized  Options/SARs At FY-End (#)     At FY-End($)
Name            Exercise (#)            ($)        Exercisable/Unexercisable  Exercisable/Unexercisable
------        ------------------   --------------  -------------------------- -------------------------

Paul Sandhu         -0-                  -0-             200,000/0                   47,500/0

Eric Clemons        -0-                  -0-             100,000/0                   23,750/0



COMPENSATION OF DIRECTORS

For the fiscal years ended 1996, 1997 and 1998, and the six months ended December 31, 1998, Directors of the Company received no compensation. Beginning with the third quarter of fiscal year 1999, Directors will receive $1,500 and 2,500 shares of the Company's restricted (as that term is defined by Rule 144 of the Securities Act of 1933) Common Stock per quarter.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 17, 1998, the Company entered into a Corporate Development Agreement with the Michelson Group. As part of the Agreement, Michelson has agreed to provide consultation and corporate development services on behalf of the Company. In return, the Company has agreed to compensate the Michelson Group in the amount of $6,500 per month in addition to warrants to purchase up to 9.9% of the outstanding shares of the Common Stock of the Company (as calculated following the completion of the July 21, 1998 private placement) at an exercise price of $0.01. Pursuant to the Agreement, the Michelson Group has agreed that the exercise of the warrants adhere to the following schedule: one fourth of the warrants can be exercised upon execution of the Agreement; an additional one fourth when the Company breaks escrow on its initial private placement of securities; an additional one fourth once the Company's market capitalization reaches $40,000,000; and the remaining one fourth upon the Company breaking escrow on a debt or equity financing of $3,000,000 or more. Pursuant to an amendment to the Agreement in November 3, 1998, the Company agreed to waive the requirements for the vesting of the fourth tranche of warrants provided under this Agreement. These warrants resulted in $584,516 being charged by the Company for consulting fees rendered in fiscal 1998 and 1999. As of June 30, 1999, all 1,417,008 of the vested options have been exercised.

On August 31, 1998, the Company (which at the time was designated Bobernco, Inc., a Nevada corporation) acquired all of the outstanding common stock of GenTel Communications, Inc., a Colorado corporation in a business combination described as a "reverse acquisition." As part of the reorganization, the Company issued 8,986,950 shares of its Common Stock to the shareholders of GenTel in exchange for all of the outstanding shares of Common Stock of GenTel. Such shares include the shares owned by officers and directors of the Company as set forth in the Section "Security Ownership of Certain Beneficial Owners and Management" hereunder.

Between 1989 and 1994, Mr. Clemons was a licensed NASD broker. As a broker, Mr. Clemons was subject to three claims related to such engagement and subsequently an administrative action by the NASD related to his work as a licensed broker. Mr. Clemons was found liable for an award of $4,000 on one of the actions and subsequently in April 1997, was fined $65,000 and barred from association with any NASD member with the ability for re-application following a period of two years.

ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 14,914,472 were outstanding as of May 31, 1999. Pursuant to the Agreement and Plan of Reorganization dated August 31, 1998, the Company approved a 2-for-1 reverse stock split of its Common Stock. All references to the numbers of shares of the Company's Common Stock are adjusted to reflect the 2-for-1 reverse split of the Company's Common Stock. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

TRANSFER AGENT

The transfer agent for the Common Stock  is Alpha Tech Stock
Transfer, 4505 South Wasatch Blvd., Suite 205, Salt Lake City, UT
84124.

                               PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the National Daily Quotation Service and the NASDAQ Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The Company's Common Stock was not listed on the NASDAQ Bulletin Board during 1997. On April 21, 1998, the Company's Common Stock began listing on the NASDAQ exchange under the trading symbol BBRI. However, the Company's Common Stock did not begin trading until after the Company merged with GenTel on August 31, 1998 wherein the trading symbol for the Company's Common Stock changed to GTCC.


                                                             BID PRICES
            YEAR        PERIOD                            HIGH       LOW

            1998        First Quarter. . . . . . . . . .  n/a        n/a
                        Second Quarter . . . . . . . . .  n/a        n/a
                        Third Quarter. . . . . . . . . .  n/a        n/a
                        Fourth Quarter . . . . . . . . . 4.41       3.33

           1999         First Quarter. . . . . . . . . .11.125      3.25
                        Second Quarter . . . . . . . . . 8.625      3.56


NUMBER OF SHAREHOLDERS

The number of beneficial holders of record of the Common Stock of the Company as of the close of business on June 30, 1999 was approximately 169. Many of the shares of the Company's Common Stock are held in a "street name" and consequently reflect numerous additional beneficial owners.

DIVIDEND POLICY

To date, the Company has declared no cash dividends on its Common
Stock, and does not expect to pay cash dividends in the next term. The Company intends to retain future earnings, if any, to provide funds for operation of its business.

ITEM 2 - LEGAL PROCEEDINGS

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Prior to the acquisition of GenTel by Bobernco as previously described, the Company engaged Barry L. Friedman, P.C., Certified Public Accountants ("Mr. Friedman"), to audit the Company' s financial statements for the fiscal years ended December 31, 1996,
December 31, 1997, and June 30, 1998.   Mr. Friedman's opinions on
the financial statements for these periods included modifications
relating to going concern.   GenTel's Certified Public Accountants
were Corbin & Wertz.

Subsequent to the acquisition of GenTel by Bobernco, Corbin & Wertz, was retained by the Company as their principal accountant to audit the Company's financial statements effective March 23, 1999. There have been no disagreements between Barry L. Friedman and Management of the type required to be reported under this Item 3 since the date of Mr. Friedman's engagement.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

On August 31, 1998, the Company (which at the time was designated Bobernco, Inc., a Nevada corporation ("Bobernco") acquired all of the outstanding common stock of GenTel Communications, Inc., a Colorado corporation ("GenTel") in a business combination described as a "reverse acquisition". As part of the reorganization, the Company issued 8,986,950 shares of its Common Stock to the shareholders of GenTel in exchange for all of the outstanding shares of Common Stock of GenTel. Such shares include the shares owned by officers and directors of the Company as set forth in the Section "Security Ownership of Certain Beneficial Owners and Management" hereunder. This issuance was conducted under an exemption under
Section 4(2) of the Securities Act of 1933.

In August, 1998, the Company issued 6,000 and 5,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to Azad Rob and Elizabeth Hurtado, respectively, two (2) employees of the Company, in lieu of salary and as a retention bonus valued at $2,850 for Mr. Rob and $2,375 for Ms. Hurtado. This issuance was conducted under an exemption under Section 4(2) of the Securities Act of 1933.

In September, November, 1998, and June 1999, the Company issued 1,417,008 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to the Michelson Group, pursuant to a Corporate Development Agreement entered into between the Company and the Michelson Group. This issuance was conducted under an exemption under Section 4(2) of the Securities Act of 1933.

In November, 1998, the Company issued 7,300 shares of its Common
Stock to MRC Legal Services Corp., the Company's securities counsel, under Rule 504 of Regulation D promulgated under the Securities Act of 1933, in consideration for legal services rendered.

In November, 1998, the Company issued 50,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to Dan W. Baer in consideration for deferment of $27,769 in rent owed by the Company from July 1998 to November 1998 for its headquarters in Costa Mesa, CA. The Company was required to pay a total of $27,769 in deferred rent in three payments beginning on November 19, 1998 through January 4, 1999 in addition to its regular rent due each month under its lease. All payments of deferred rent have been made under the terms of the agreement. This issuance was conducted under an exemption under Section 4(2) of the Securities Act of 1933.

In November, 1998, the Company issued 40,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to Benjamin Abelson pursuant to a convertible note entered into between the Company and Mr. Abelson in the amount of $80,000. This issuance was conducted under an exemption under
Section 4(2) of the Securities Act of 1933.

In December, 1998, the Company issued 30,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to Lance Steinhart, Esq., the Company's Federal Communication Commission regulatory counsel, an accredited investor, in consideration for legal services rendered. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In January, 1999, the Company issued 8,750 shares of its Common
Stock to MRC Legal Services Corp., the Company's securities counsel, under Rule 504 of Regulation D promulgated under the Securities Act of 1933, in consideration for legal services rendered.

In February, 1999, the Company issued 7,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to MRC Legal Services Corp., the Company's securities counsel, in consideration for legal services rendered. The issuance was exempt under Rule 506 of Section 4(2) of the Securities Act of 1933.

In February, 1999, the Company completed a private placement offering of 1,535,000 "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) shares of the Company's Common Stock under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 to "accredited" investors at a price of $1.00 per share, resulting in net proceeds to the Company of approximately $1,330,000.

In February, 1999, the Company issued 46,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to Elwood Sprenger in accordance with a consulting Agreement entered into between the Company and Mr. Sprenger whereby the Company agreed to grant Mr. Sprenger 150,000 options to purchase the Company's Common Stock at an exercise price of $1.00. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In March, 1999, the Company issued 25,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to the Zomaya Group in exchange for advertising services. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In March, 1999, the Company issued 50,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to Transglobal Capital Corporation ("Transglobal"), pursuant to an Investment Banking Agreement entered into between the Company and Transglobal. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

On May 4, 1999, the Company issued 526,316 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to Clay T. Whitehead, a director of the Company, pursuant to an option agreement entered into between the Company and Mr. Whitehead in April, 1999 which granted Mr. Whitehead an option to purchase up to 526,316 shares of the Company's Common Stock at an exercise price of $0.475 per share. A total of approximately $1,328,950 of compensation expense will be recorded at the date of grant in April, 1999. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In June, 1999, the Company issued 31,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock pursuant to a Private Placement offering of 2,000,000 pursuant under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 to "accredited" investors at a price of $3.00 per share, resulting in net proceeds to the Company of approximately $78,450.

On July 6, 1999, the Company issued 600,000 shares of "restricted"
(as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock to Transglobal Capital Corporation
("Transglobal"), pursuant to TransGlobal's Stock Option Agreement entered into between the Company and Transglobal. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

Beginning in March, 1999, the Company maintains a policy of Directors and Officers Liability Insurance with an aggregate coverage limit of $2,000,000.

                               PART F/S

INDEX TO FINANCIAL STATEMENTS

The Financial Statements required by this Item are included at the end of this report beginning on page F-1 as follows:

         GenTel Communications, Inc. Audited Financial Statements
         for the Periods Ended  June 30, 1999 and 1998                     F-1

         GTC Telecom Corp. Pro Forma Combined Financial Statements
         (Unaudited)                                                       F-16

         Bobernco, Inc. Audited Financial Statements for the
         Periods Ended June 30, 1998, December 31, 1997, and
         December 31, 1996                                                 F-18

         Interim Financial Statements of GTC Telecom Corp.
         for Period Ending March 31, 1999 (Unaudited)                      F-30

     The above financial statements are presented pursuant to an Agreement and Plan of Reorganization dated August 31, 1998 which GenTel Telecommunication, Inc. (the "Company") merged with and into Bobernco, Inc. For financial reporting purposes, the Company is considered the acquiror and therefore the predecessor, and Bobernco, Inc. is considered the acquiree, and therefore, its financial statements are included pursuant to Item 310 (c) of Regulation S-B.

                                 PART III

     ITEM 1 - INDEX TO EXHIBITS


     EXHIBIT NO.     DESCRIPTION

     *(2)           Agreement and Plan of Reorganization dated
                    August 1998 between
                    Bobernco, Inc. and GenTel Communications, Inc.

     *(3.1)         Articles of Incorporation

     *(3.2)         Certificate of Amendment of Articles of
                    Incorporation, filed with the
                    Nevada Secretary of State on March 30, 1998

     *(3.3)         Certificate of Amendment of Articles of
                    Incorporation filed with the
                    Nevada Secretary of State on September 3, 1998

     *(3.4)         Bylaws of Bobernco, Inc. (The "Corporation")

     *(10.1)        Michelson Group Corporate Development
                    Agreement, dated June 17,
                    1998, including amendment

     *(10.2)        One Plus Billing and
                    Information Management,
                    Service Agreement, dated
                    September 8, 1998,
                    including addendum

     *(10.3)        MCI/WorldCom Telecommunication
                    Resale Contracts

                    *(10.3.1)       Program Enrollment

                    *(10.3.2)       Rate and Discount Schedule

                    *(10.3.3)       Service Schedule

                    *(10.3.4)       Telecommunications Service
                                    Agreement

     *(10.4)        Investment Banking Agreement, dated
                    November 19, 1998

     *(10.5)        Employment Agreement by and between GTC
                    Telecom, Inc., a Nevada
                    corporation and Mark Fleming, dated October
                    14, 1998

     *(10.6)         Employment Agreement by and between GTC
                    Telecom, Inc., a Nevada
                    corporation and Eric Clemons, dated
                    December 1, 1998

     *(10.7)        Employment Agreement by and between
                    GTC Telecom, Inc., a Nevada
                    corporation and Jerry DeCiccio, dated
                    December 1, 1998

     *(10.8)        Employment Agreement by and between GTC
                    Telecom, Inc., a Nevada
                    corporation and Paul Sandhu, dated December
                    1, 1998

     *(10.9)        Employment Agreement by and between
                    GTC Telecom, Inc., a Nevada
                    corporation and Frank Naccarelli, dated
                    March 3, 1999

     *(10.10)       Lease dated February 5, 1999
                    between Southern California Sunbelt
                    Developers, Inc., and GTC Telecom, a Nevada corporation; Eric
                    Clemons; and Paul Sandhu Jointly and
                    Severally as Tenant ("Tenant")
                    relating to premises at Suite K-104 The
                    John Wayne Executive Guild
                    Center, 3151 Airway Avenue, Costa Mesa,
                    California 92626

     *(10.11)       Global Pacific Internet Reseller
                    Agreement between Global Pacific
                    Internet and GTC Telecom, dated
                    January 25, 1999

     *(10.12)       Telecommunications Service
                    Agreement by and between
                    International Telephone and
                    Electronics, LLC and GTC Telecom

     *(10.13)       Sales Representative Agreement
                    between GTC Telecom, Inc. and
                    OhGolly.com, Inc., dated March 9, 1999

     *(10.14)       Purchase and Services Agreement
                    between GTC Telecom, Inc. and
                    Service One Communications, Inc.,
                    dated March 9, 1999

     *(10.15)       Branded Services Agreement between
                    Epoch Networks, Inc. dba Epoch
                    Internet and GTC Telecom, Inc.,
                    dated February, 1999

     *(10.16)       Lease dated May 22, 1998 between
                    Southern California Sunbelt
                    Developers, Inc., and GenTel
                    Communications, Inc., a Colorado
                    Corporation; Eric Clemons; and Paul
                    Sandhu Jointly and Severally as
                    Tenant ("Tenant") relating to
                    premises at Suite P-3 The John
                    Wayne Executive Guild Center, 3151
                    Airway Avenue, Costa Mesa, CA 92626

     *(10.17)       Agreement for Purchase and Sale of
                    Equipment dated April 28, 1999
                    between GTC Telecom and Williams
                    Communications, Inc.

     *(10.18)       Ascend Financing Agreement

     *(10.19)       Terms and Conditions Agreement between
                    Level 3 Communications and GTC Telecom

     (10.20)        Promissory Note between Jennifer
                    Wong and GTC Telecom Corp.
                    dated July 8, 1999.
     ____________________
     *      Previously Filed

     ITEM 2 - DESCRIPTION OF EXHIBITS

     Not applicable

                           SIGNATURES


     In accordance with Section 12 of the Securities Exchange
     Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               GTC TELECOM CORP.


     Date: July 20, 1999
                                          By: /s/ Paul Sandhu
                                          Paul Sandhu

                                          President & Chief Executive Officer

                     INDEPENDENT AUDITORS' REPORT



Board of Directors
GenTel Communications


We have audited the accompanying balance sheet of GenTel
Communications, formerly known as GenX, LLC, (a development stage company) (the "Company") as of June 30, 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the periods ended June 30, 1998 and 1997 and for the period from May 29, 1997 (date of inception) through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1998, and the results of its operations and its cash flows for the periods ended June 30, 1998 and 1997 and for the period from May 29, 1997 (date of inception) through June 30, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 1, the Company has been in the development stage since its inception on May 29, 1997. Realization of a major portion of the assets is dependent upon the Company's ability to raise funds through debt or equity offerings, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                     /s/ Corbin & Wertz
                                     CORBIN & WERTZ


Irvine, California
March 4, 1999

                        GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

                            BALANCE SHEET

                            JUNE 30, 1998

                               ASSETS

Current assets:
 Cash                                             $     3,892
 Stock subscription receivable                        142,500
  Total current assets                                146,392

Computer equipment, net of accumulated
  dereciation of $1,701                                15,693

                                                   $  162,085

                 LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
 Accounts payable                                  $    7,550
 Accrued expenses                                      90,525
  Total current liabilities                            98,075

Convertible note payable to stockholder                80,000

  Total liabilities                                   178,075

Commitments and contingencies


Stockholders' deficit:
 Common stock, $0.0001 par value;
  100,000,000 shares authorized;
  8,986,950 shares issued and
  outstanding (including 313,010
  shares subscribed)                                     899
 Additional paid-in capital                          515,998
  Deficit accumulated during the development stage  (532,887)
  Total stockholders' deficit                        (15,990)


                                                  $  162,085

                        GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF OPERATIONS


                                                MAY 29, 1997    MAY 29, 1997
                                                  (DATE OF        (DATE OF
                        YEAR ENDED JUNE 30,      INCEPTION)      INCEPTION)
                            JUNE 30,             THROUGH          THROUGH
                             1998              JUNE 30, 1997      JUNE 30,


Net revenues              $ 497,312           $        -       $ 497,312

Cost of sales               447,312                    -         447,312

  Gross profit               50,000                    -          50,000

Selling, general
and administrative
 expenses                   582,087                    -         582,087

Loss before
 provision
 for taxes                 (532,087)                   -        (532,087)

Provision for taxes             800                    -             800

Net loss                  $(532,887)          $        -        (532,887)

Basic and diluted net
loss per common share     $   (0.06)          $        -           (0.06)

Basic and diluted weighted
average common  shares
outstanding                 8,511,610          8,089,488        8,479,139


                            GENTEL COMMUNICATIONS
                        (A DEVELOPMENT STAGE COMPANY)

                      STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                     FOR THE YEAR ENDED JUNE 30, 1998 AND
                THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                             THROUGH JUNE 30, 1997


                                                                            DEFICIT
				                                  ACCUMULATED
                                                             ADDITIONAL    DURING THE     TOTAL
 	              MEMBERS'  INTEREST    COMMON  STOCK   PAID-IN     DEVELOPMENT  STOCKHOLDERS'
	               SHARES    AMOUNT     SHARES  AMOUNT  CAPITAL        STAGE        EQUITY


Balance, May 29, 1997
(date of inception)          -   $      -          - $    -  $      -    $      -     $       -

Founders' capital
contribution             736.5        750          -      -         -           -          750

Balance, June 30, 1997   736.5        750          -      -         -           -          750

Members' cash
contributions:
  August 1997              4.0     20,000          -      -         -           -        20,000
  September 1997           4.0     20,000          -      -         -           -        20,000
  October 1997             5.0     25,000          -      -         -           -        25,000
  November 1997            7.0     35,000          -      -         -           -        35,000
  December 1997            6.0     30,000          -      -         -           -        30,000
  January 1998             2.0     10,000          -      -         -           -        10,000
  Subscribed              35.5    177,500          -      -         -           -       177,500

Offering costs               -    (49,025)         -      -         -           -      (49,025)

Balance, February 3,1998 800.0    269,225          -      -         -           -       269,225

Conversion of GenX, LLC
 to GenTel Communications
 (conversion rate of
 10,983.69 to 1) on
 February 3, 1998       (800.0)  (269,225) 8,786,950    879   268,346           -             -

Estimated fair market
 value of options
 granted to employees
 for compensation
 on January 5, 1998          -          -          -      -    71,250           -        71,250

Estimated fair market        -          -          -      -    81,422           -        81,422
 value of vested warrants
 granted for services
 rendered on June 17, 1998

Estimated fair market
 value of restricted
 common stock issued
 to CEO and Vice
 President for
 compensation on
 June 30, 1998               -          -    200,000     20    94,980           -        95,000


Net loss                     -          -          -      -         -    (532,887)    (532,867)


Balance, June 30, 1998       -    $     -  8,986,950  $ 899  $515,998   $(532,887)    $(15,990)

                               				F-4

                            GENTEL COMMUNICATIONS
                        (A DEVELOPMENT STAGE COMPANY)

                           STATEMENTS OF CASH FLOWS


                                                              MAY 29, 1997        MAY 29, 1997
                                                           (DATE OF INCEPTION) (DATE OF INCEPTION)
			                                       YEAR ENDED      	     THROUGH              THROUGH
		                                      JUNE 30, 1998	       JUNE 30, 1997        JUNE 30, 1998

Cash flows from operating activities:
 Net loss                                  $(532,887)       $         -      $     (532,887)
 Estimated fair market value of options
  granted to employee for compensation        71,250                  -              71,250
 Estimated fair market value of vested
  warrants granted for services rendered      81,422                                 81,422
 Estimated fair market value of stock issued
  to CEO and Vice President for compensation  95,000                  -              95,000
 Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation                        		       1,701                  -               1,701
   Changes in operating assets and
   liabilities:
    Accounts payable                           7,550                  -               7,550
    Accrued expenses                   	      70,000                  -              70,000
Net cash used in operating activities       (205,964)                 -            (205,964)

Cash flows used in investing activities:
 Purchases of computer equipment  	          (17,394)                 -             (17,394)

Cash flows from financing activities:
 Founders' capital contribution                    -                750                  750
 Proceeds from sale of GenX units, net of
  offering costs of $28,500            	     146,500                  -              146,500
 Notes payable to stockholder                 80,000                  -               80,000

 Net cash provided by financing activities   226,500                750  	     227,250

Net increase in cash                   	       3,142                750                3,892

Cash at beginning of period                      750                  -                    -

Cash at end of period                      $   3,892          $     750           $    3,892

Supplemental disclosure of cash flow information   -
 Cash paid during period for:
  Interest                                 $       -          $       -           $        -
  Income and franchise taxes               $       -          $       -           $        -


Supplemental disclosure on non-cash investing and financing activities:
 During the year ended June 30, 1998, the Company issued
 313,010 shares of common stock in exchange for a $142,500 stock subscription receivable, net of accrued offering costs of $20,525. All amounts were collected and paid subsequent to June 30, 1998.

                        GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS

           FOR THE PERIODS ENDED JUNE 30, 1998 AND 1997 AND
         FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                        THROUGH JUNE 30, 1998
NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
PRINCIPLES

Organization and Operations

GenTel Communications ("GenTel") (a development stage company) (the "Company"), was formerly known as GenX, LLC, ("GenX"). GenX, a Delaware limited liability company was formed on
May 29, 1997. GenTel Communications, a Colorado corporation, was formed December 9, 1997 and was inactive until the reorganization. Effective February
3, 1998 and pursuant to a plan of reorganization, the members of GenX converted their members' interest into common stock of GenTel and GenX was dissolved. These financial statements include the activity of GenX from the date of GenX's inception, with operations commencing in August 1997. The Company has been in the development stage since its formation. During the development stage, the Company is primarily engaged in raising capital, obtaining financing, advertising and promoting the Company, and administrative functions. The Company intends to provide long distance service primarily to small and medium-sized businesses and residential customers
throughout the United States.   The Company's long distance
service offerings include outbound
service, inbound toll-free 800 service, dedicated private line services for data, wireless T1 service and website development and hosting.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company's losses from operations through June 30, 1998 and lack of operational history, among other matters, raise substantial doubt about its ability to continue as a going concern. The Company intends to fund operations through debt and equity financing arrangements (see Note
7) which management believes will be sufficient to fund its capital expenditures, working capital requirements and other cash requirements for the fiscal year ending June 30, 1999.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures About Fair Value of Financial Instruments." SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash, receivables, trade payables, accrued expenses and note payable to stockholder approximates their estimated fair values due to the short-term maturities of those financial instruments.

                        GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

              NOTES TO FINANCIAL STATEMENTS - CONTINUED

           FOR THE PERIODS ENDED JUNE 30, 1998 AND 1997 AND
         FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                        THROUGH JUNE 30, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
                        PRINCIPLES, CONTINUED

Risks and Uncertainties

The Company is a start up company subject to the substantial business risks and uncertainties inherent to such an entity, including the potential risk of business failure.

Year 2000

The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the Company and its business partners will not be fully determinable until the Year 2000 and thereafter. If Year 2000 modifications are not properly completed either by the Company or entities with which the Company conducts business, the Company's revenues and financial condition could be adversely impacted.

Dependent on Key Customers

The Company is not dependent on any single customer for a significant portion of its annual sales. The Company's customer base changes on a continuous basis as new customers are added or removed.

Major Suppliers

The Company does not own its own long distance network, and pursuant to the Company's contract with MCI/WorldCom, the Company currently depends primarily upon MCI/WorldCom to provide for the transmission of phone calls by its customers and to provide the call detail records upon which the Company bases its customers billings. Under the terms of the three-year contract entered into with MCI/WorldCom on August 10, 1998, the Company is obligated to a minimum monthly revenue commitment of $10,000 commencing March 1999. The contract expires on September 30, 2001. Pursuant to the terms of the contract with MCI/WorldCom, the Company must pay liquidated damages in an amount equal to the aggregate minimum revenue requirement for the remaining term of the contract if the Company terminates the contract prior to the expiration date. Although the Company believes that its relationship with MCI/WorldCom are strong and should remain so with continued contract compliance, the termination of the Company's contract with MCI/WorldCom, the loss of telecommunications services provided by MCI/WorldCom, or a reduction in the quality of service the Company receives from MCI/WorldCom could have a material adverse effect on the Company's results of operations. In addition, the accurate and prompt billing of the Company's customers is dependent upon the timeliness and accuracy of call detail records provided to the Company by MCI/WorldCom.

Computer Equipment

Computer equipment is stated at cost. Depreciation is computed using the straight-line method over the useful life of 3 years.

                        GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

              NOTES TO FINANCIAL STATEMENTS - CONTINUED

           FOR THE PERIODS ENDED JUNE 30, 1998 AND 1997 AND
         FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                        THROUGH JUNE 30, 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
PRINCIPLES, CONTINUED

Betterments, renewals, and extraordinary repairs that extend the lives of the assets are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in current operations.

During 1995, the FASB issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with the provisions of SFAS 121, the Company regularly reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on its analysis, the Company believes that no impairment of the carrying value of its long-lived assets existed at June 30, 1998.

Stock-Based Compensation

During 1995, the FASB issued Statement of Financial Accounting
Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which defines a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income (loss), as if the fair value method of accounting defined in SFAS 123 had been applied. The Company has elected to account for its stock-based compensation to employees under APB 25.

Revenue Recognition

The Company recognizes revenue during the month in which services or products are delivered, as follows:

The Company's long distance telecommunications service revenues are generated when customers make long distance telephone calls from their business or residential telephones or by using any of the Company's telephone calling cards. Proceeds from prepaid telephone calling cards are recorded as deferred revenues when the cash is received, and recognized as revenue as the telephone service is utilized. The reserve for deferred revenues, if any, is carried on the balance sheet as an accrued liability.

                        GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

              NOTES TO FINANCIAL STATEMENTS - CONTINUED

           FOR THE PERIODS ENDED JUNE 30, 1998 AND 1997 AND
         FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                        THROUGH JUNE 30, 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
PRINCIPLES, CONTINUED

Earnings Per Share

The Company has adopted Statement of Financial Accounting
Standards No. 128 ("SFAS 128"), "Earnings Per Share."
Under SFAS 128, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares assumed to be outstanding during the period of computation.
Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Pro forma per share data has been computed using the weighted average number of common shares outstanding during the period assuming the Company was a C corporation since inception. Because the Company has incurred net losses, basic and diluted loss per share are the same as additional potential common shares would be anti-dilutive.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

New Accounting Pronouncements

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements as is effective for fiscal years beginning after December 15, 1997. The Company does not expect that SFAS 130 will have a material effect on its financial statements.

In June 1997, FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information" was issued. SFAS 131 will change the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers. SFAS 131 is effective for fiscal years beginning after December 15, 1997. As the Company is currently in the development stage, the Company does not expect that SFAS 131 will have a near-term material effect on its financial statements.

                        GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

              NOTES TO FINANCIAL STATEMENTS - CONTINUED

           FOR THE PERIODS ENDED JUNE 30, 1998 AND 1997 AND
         FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                        THROUGH JUNE 30, 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
PRINCIPLES, CONTINUED

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at their fair value. This statement is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 1999. The
Company does not expect the adoption of this standard to have a material impact on its results of operations, financial position or cash flows as it currently does not engage in any derivative or hedging activities.

In April 1998, the American Institute of Certified Public
Accountants issued Statement of Position No. 98-5 ("SOP 98-5"), "Reporting the Costs of Start-Up Activities." SOP 98-5 requires that all non-governmental entities expense the costs of start-up activities, including organization costs as those costs are incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of this standard to have a material effect on its results of operations, financial position or cash flows.

NOTE 2 - CONVERTIBLE NOTE PAYABLE TO STOCKHOLDER

Convertible note payable to stockholder represents monies borrowed from a stockholder for working capital purposes.
The note payable accrues interest at 12.50% and is payable in two installments of $40,000 plus interest due on November 15, 1998 and May 15, 1999. The note is convertible into 40,000 shares of restricted common stock at $2.00 per share. Subsequent to the Merger (see Note 7), the stockholder exercised the conversion feature.

NOTE 3 - STOCKHOLDERS' EQUITY

Stock Options

Under the terms of employment agreements with its CEO and Vice President, the Company issued options to purchase 300,000 shares of the Company's common stock at an exercise price of 50% of the fair market value at the date the option was granted (estimated by the Company to be $0.475 at January 5, 1998). The options vested
100% on the date of grant and are exercisable through January 5, 2003 (remaining contractual life at June 30, 1998 is 4 1/2 years).

                        GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

              NOTES TO FINANCIAL STATEMENTS - CONTINUED

           FOR THE PERIODS ENDED JUNE 30, 1998 AND 1997 AND
         FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                        THROUGH JUNE 30, 1998

NOTE 3 - STOCKHOLDERS' EQUITY, CONTINUED

A summary of all employee stock option activity for the periods ended June 30, 1998 and 1997 follows:

                                        OPTIONS              WEIGHTED
                                   			                  AVERAGE EXERCISE
                                                              PRICE
           	                             	_______	           _________

    Balance,  May 29, 1997                    -             $        -

    Granted                                   -                      -

    Balance, June 30, 1997                    -            	         -

    Granted                             300,000                 0.2375

    Balance, June 30, 1998              300,000             $   0.2375

    Exercisable, June 30, 1998          300,000             $   0.2375

    Weighted average fair value of                          $      .32
    options granted in 1998


SFAS 123 Pro Forma Information

Pro forma information regarding net income (loss) is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black Scholes option pricing model with the following assumptions for the period ended June 30, 1998: risk free interest rate of 5.52%; dividend yield of 0%; expected life of the options of 1 year; and volatility factor of the expected market price of the Company's common stock of 135%.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting period. Adjustments are made for options forfeited prior to vesting. The effect on compensation expense and net loss had compensation cost for the Company's stock option issuances been determined based on fair value on the date of grant consistent with the provisions of SFAS 123 is as follows:


                                          Periods Ended June 30,
                                    				    1998          1997
                                    				    ____	         ____

     Net loss, as reported               $(532,887)     $      -
     Adjustment to compensation expense
     under SFAS 123  		   (24,750)            -

     Pro forma net loss                  $(557,637)     $      -

                        GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

              NOTES TO FINANCIAL STATEMENTS - CONTINUED

           FOR THE PERIODS ENDED JUNE 30, 1998 AND 1997 AND
         FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                        THROUGH JUNE 30, 1998

NOTE 3 - STOCKHOLDERS' EQUITY, CONTINUED

                                                   Periods Ended June 30,
                                    				             1998          1997
                                                     _____         _____
     Loss per common share:
        As reported                           $      (.06)   $      -
        Pro forma                             $      (.07)   $      -

NOTE 4 - INCOME TAXES

The tax effects of temporary differences that give rise to deferred taxes at June 30, 1998 are as follows:

     Deferred tax asset:
      Net operating loss carryforward         $   146,000
      Expenses recognized for granting
       of options and warrants                     62,000
      Other, net                                    6,000
                                                  _______

      Total gross deferred tax asset              214,000

     Less valuation allowance                    (214,000)

      Net deferred tax asset                  $         -


The valuation allowance increased by approximately $214,000 during the year ended June 30, 1998. No current provision for income taxes for the periods ended June 30, 1998 and 1997 is required, except for minimum state taxes, since the Company incurred taxable losses during such years.

The provision for income taxes for fiscal 1998 was $800 and differs from the amount computed by applying the U.S.
Federal income tax rate of 34% to loss before income taxes as a result of the following:

     Computed tax benefit at federal statutory rate       $(181,000)
     State income tax benefit, net of federal effect        (34,000)
     Increase in valuation allowance                        214,000
     Other, net                                               1,800
                                                          _________

                                                          $     800

As of June 30, 1998, the Company had net operating loss carryforwards of approximately $379,000 and $190,000 for federal and state income tax reporting purposes, which expire in 2013 and 2003, respectively.

                        GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

              NOTES TO FINANCIAL STATEMENTS - CONTINUED

           FOR THE PERIODS ENDED JUNE 30, 1998 AND 1997 AND
         FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                        THROUGH JUNE 30, 1998

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Lease Agreements

The Company leases certain facilities for its corporate and operations offices under a non-cancelable operating lease agreement that expires in 2001.

Future annual minimum commitments under this lease agreement are as follows:

             Years Ending
               June 30,
                ----
                1999                      $   60,745
                2000                          66,715
                2001                          61,156
                                      		      ------
                                          $  188,616


Rent expense was $22,115 and $0 for the periods ended June 30, 1998 and 1997, respectively.

Employment Agreements

On January 5, 1998, the Company entered into five-year employment agreements with its CEO and majority stockholder and its Vice President. Under the terms of the agreements, the CEO and the Vice President will receive an annual salary and options to purchase Company common stock (see Note 3). In addition, the Company retains an option to extend each employee's employment and renew the agreement annually for up to ten additional years. Subsequent to year-end, these agreements were modified to one-year at-will employment agreements.

Contracts and Agreements

On June 17, 1998, the Company entered into an agreement with The Michelson Group, Inc. ("Michelson"), whereby Michelson will perform corporate development services such as, but not limited to, selecting key employees, attracting capital investors, providing advice on stock option plans and maintaining an ongoing stock market support system. Pursuant to the agreement, the Company will pay Michelson a monthly fee of $6,500. In addition, the Company agrees to issue Michelson warrants to purchase that number of shares of common stock of the Company which would, upon exercise, result in Michelson holding 9.9% of the outstanding shares of the Company (estimated to be a maximum of 1,417,008 shares) upon the completion of a proposed bridge financing. The warrants vest as follows: one-fourth vest immediately, one-fourth when the Company breaks escrow on a confidential private placement memorandum offering (see Note 7), one-fourth when the Company's market capitalization reaches $40 million and one-fourth when the Company breaks escrow on a round of debt or equity financing of $3 million or more. Subsequent to June 30, 1998, all warrants vested.
The agreement is effective through June 2000. The fair value of these warrants was estimated at the dates of grant using the Black Scholes pricing model with the following

                        GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

              NOTES TO FINANCIAL STATEMENTS - CONTINUED

           FOR THE PERIODS ENDED JUNE 30, 1998 AND 1997 AND
         FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                        THROUGH JUNE 30, 1998

NOTE 5- COMMITMENTS AND CONTINGENCIES, CONTINUED

assumptions for the period ended June 30, 1998: risk free interest rate of 5.52%; dividend yield of 0%; expected life of the options of less than 1 year; and volatility factor of the expected market price of the Company's common stock of 135%. Total consulting expense which will be recognized over the vesting period is $584,516, of which $81,442 was recognized at June 30, 1998.

Subsequent to the Merger (see Note 7), Michelson exercised its warrants to purchase 1,417,008 shares of GTC stock at an exercise price of $.01 per share.

NOTE 6 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

  		                                                    Periods Ended   June 30,
                                 				    	                  1998         1997

 Numerator for basic and diluted earnings per share:
  Net loss charged to common stockholders 	             $(532,887)    $        -

 Denominator for basic and diluted earnings per share:
  Weighted average shares                  	             8,511,610     8,089,488

     Basic and diluted earnings per share               $   (0.06)    $        -


NOTE 7 - SUBSEQUENT EVENTS

Merger

Pursuant to an Agreement and Plan of Reorganization dated August
31, 1998, the Company completed a merger with and into Bobernco, Inc. (the "Merger"). Under the terms of the tax-free reorganization and merger, all of the Company's common stock was converted to 8,986,950 shares of Bobernco common stock and, as a result, the separate corporate existence of the Company ceased and Bobernco continued as the surviving corporation. Thus, all additional subsequent events are disclosed in Bobernco's separate audited financial statements. The directors and officers of the Company immediately prior to the merger became the directors and officers of Bobernco, which subsequently changed its corporate name to GTC Telecom Corp. ("GTC"). However, if the merger had occurred at the beginning of the year, the pro forma financial statements as of June 30, 1998 would be as follows:

     Net sales                         	  $ 497,312
     Cost of sales                     	  $ 447,312
     Net loss                          	  $(534,161)
     Basic and dilutive loss per share    $   (0.05)
     Basic and dilutive weighted average
     common shares outstanding            10,311,610

                        GENTEL COMMUNICATIONS
                    (A DEVELOPMENT STAGE COMPANY)

              NOTES TO FINANCIAL STATEMENTS - CONTINUED

           FOR THE PERIODS ENDED JUNE 30, 1998 AND 1997 AND
         FOR THE PERIOD FROM MAY 29, 1997 (DATE OF INCEPTION)
                        THROUGH JUNE 30, 1998



NOTE 7 - SUBSEQUENT EVENTS, CONTINUED

Private Placement of Common Stock

On July 21, 1998, the Company issued a confidential private placement memorandum offering of 500,000 shares of common stock at $1.00 per share. After the Merger, this offering was amended to become an offering of GTC. Per an amendment dated January 29, 1999 the maximum offering was increased to 1,500,000 shares.
GTC was able to raise approximately $1,330,000 (net of issuance costs paid for brokers and finder's fees) from the offering.

                          GTC TELECOM CORP.

               PRO FORMA COMBINED FINANCIAL STATEMENTS
                             (UNAUDITED)

                        BASIS OF PRESENTATION




Effective August 31, 1998, GenTel Communications ("GenTel") completed a merger with and into Bobernco, Inc. ("Bobernco").
Under the terms of the tax-free reorganization and merger, all of the Company's common stock was converted to 8,986,950 shares of Bobernco common stock and, as a result, the separate corporate existence of the Company ceased and Bobernco continued as the surviving corporation. The directors and officers of the Company immediately prior to the merger became the directors and officers of Bobernco, which subsequently changed its name to GTC Telecom Corp. ("GTC").

The following unaudited pro forma combined statement of operations was prepared as if the merger were consummated on July 1, 1997. GTC believes no adjustments are necessary to present fairly the unaudited pro forma combined financial statements as the transaction was, in effect, a recapitalization of GenTel with an inactive corporation to allow GenTel additional access to capital markets in the future. These financial statements are not necessarily indicative of what actual results would have been had the transaction occurred on July 1, 1997, nor do they purport to indicate the future results of GTC. The unaudited pro forma combined financial statements should be read in conjunction with GenTel's audited financial statements and accompanying notes and the audited financial statements of Bobernco and related notes appearing elsewhere.

After June 30, 1998 management believes results of operations of both companies for the two months of July and August 1998 are immaterial and as a result a pro forma statement of operations for the two months ended August 31, 1998 is not presented.

                          GTC TELECOM CORP.

              PRO FORMA COMBINED STATEMENT OF OPERATIONS
                             (UNAUDITED)

                   FOR THE YEAR ENDED JUNE 30, 1998


                               GENTEL
                            COMMUNICATIONS
                 BOBERNCO, INC.PRO FORMA ADJUSTMENTS
                              PRO FORMA


                                            GENTEL                       Pro forma
                                        Communications  Bobernco, Inc.  Adjustments  Pro forma

NET REVENUES                             $  497,312       $        -     $      -   $  497,312

COST OF SALES                               447,312                -            -      447,312
                                         __________       __________     _________  __________

  GROSS PROFIT                               50,000                -            -       50,000

SELLING, GENERAL AND ADMIN-
  ISTRATIVE EXPENSES                        582,087            1,274            -      583,361
                                         __________       __________     _________  __________

LOSS BEFORE PROVISION FOR
  INCOME TAXES                             (532,087)          (1,274)           -     (533,361)

PROVISION FOR INCOME TAXES                      800                -            -          800
                                         __________       __________     _________  __________

NET LOSS                                 $ (532,887)    $    (1,274)    $      -     (534,161)

BASIC AND DILUTED NET LOSS
  PER COMMON SHARE                       $    (0.06)    $         -     $      -   $    (0.05)

BASIC AND DILUTED WEIGHTED
  AVERAGE COMMON SHARES
  OUTSTANDING                             8,511,610       1,800,000            -    10,311,610


                               BOBERNCO, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                             FINANCIAL STATEMENTS
                                June 30, 1998
                              December 31, 1997
                              December 31, 1996

                              TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT                       1

ASSETS                                             2

LIABILITIES AND STOCKHOLDERS' EQUITY               3

STATEMENT OF OPERATIONS                            4

STATEMENT OF STOCKHOLDERS' EQUITY                  5

STATEMENT OF CASH FLOWS                            6

NOTES TO FINANCIAL STATEMENTS                      7-10

                            BARRY L. FRIEDMAN, PC.
                         CERTIFIED PUBLIC ACCOUNTANT

1582 TULITA DRIVE
                                                      OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                              FAX NO. (702) 896-0278

                         INDEPENDENT AUDITORS' REPORT

Board of Directors                                             March 22, 1999
Bobernco, Inc.
Costa Mesa, California

I have audited the accompanying Balance Sheets of Bobernco, Inc.,(A Development Stage Company), as of June 30, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for period January 1, 1998, to June 30, 1998, and the two years ended December 31, 1997, and December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bobernco, Inc., (A Development Stage Company), as of June 30, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the period January 1, 1998, to June 30, 1998, and the two years ended December 31, 1997, and December 31, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/   Barry L. Friedman
Barry L Friedman
Certified Public Accountant
                                                         F-20

                                BOBERNCO, INC.
                        (A Development Stage Company)

                                BALANCE SHEET

                                    ASSETS

                             June               December              December
                             30, 1998           31, 1997              31, 1996

CURRENT ASSETS:              $        0        $     0               $   0
     TOTAL CURRENT ASSETS    $        0        $     0               $   0

OTHER ASSETS:
 Organization Costs (Net)    $      44         $   68                $  116
     TOTAL OTHER ASSETS      $      44         $   68                $  116
     TOTAL ASSETS            $      44         $   68                $  116
























        See accompanying notes to financial statements & audit report

                                BOBERNCO, INC.
                        (A Development Stage Company)

                                BALANCE SHEET

                     LIABILITIES AND STOCKHOLDERS' EQUITY


                                    June               December               December
                                    30, 1998           31, 1997               31, 1996
CURRENT LIABILITIES:
   Officers Advances (Note#6)       $  1,250           $      0               $     0

  TOTAL CURRENT LIABILITIES         $  1,250           $      0               $     0

STOCKHOLDERS' EQUITY: (Note 1)

   Common stock par value, $.001
   authorized 50,000,000 shares
   issued and outstanding at
   December 31, 1996-3,000,000 shs                                             $ 3,000
   December 31, 1997-3,000,000 shs                     $ 3,000
   June 30, 1998-6,000,000 shares   $  6,000

   Additional paid in Capital         -3,000                  0                      0

   Accumulated loss                   -4,206            -2,932                  - 2,884

  TOTAL STOCKHOLDERS' EQUITY        $ -1,206           $    68                 $    116

 TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                 $   44           $    68                 $    116








        See accompanying notes to financial statements & audit report

                                BOBERNCO, INC.
                        (A Development Stage Company)

                           STATEMENT OF OPERATIONS

                               Jan. 1,    Year       Year       May 17, 1994
                               1998 to   Ended      Ended        (inception)
                               Jun. 30, Dec. 31,   Dec. 31,     to Jun. 30,
                                1998      1997      1996            1998
INCOME:
 Revenue                       $    0    $    0    $    0        $    0

EXPENSES:
 General, Selling
 and Administrative            $  450    $    0    $    0        $  3,210
 Accounting                       800         0         0             800
 Amortization                      24        48        48             196

   Total Expenses             $ 1,274    $   48    $   48        $  4,206

Net Profit/Loss(-)            $-1,274    $ - 48    $ - 48        $- 4,206

Net Profit/Loss(-)
per weighted
share (Note 1)               $ -.0002    $  NIL    $  NIL        $ -.0007

Weighted average
number of common
shares outstanding         6,000,00    6,000,000 6,000,000     6,000,000









        See accompanying notes to financial statements & audit report

                                BOBERNCO, INC.
                        (A Development Stage Company)

                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                          Additional  Accumu-
                                         Common Stock       paid-in    lated
                                      Shares      Amount    capital   Deficit
Balance,
December 31, 1995                    3,000,000    $ 3,000 $    0      $- 2,836

Net loss year ended
December 31, 1996                                                         - 48


Balance,
December 31, 1996                    3,000,000    $ 3,000 $   0       $- 2,884

Net loss year ended
December 31, 1997                                                         - 48

Balance,
December 31, 1997                    3,000,000    $ 3,000 $   0       $- 2,932

March 30, 1998
Forward stock
split 2:1                            3,000,000     +3,000 - 3,000

Net loss,
January 1, 1998
to June 30, 1998                                                        - 1,274

Balance,
June 30, 1998                        6,000,000    $ 6,000 $- 3,000     $- 4,206





        See accompanying notes to financial statements & audit report

                                BOBERNCO, INC.
                        (A Development Stage Company)

                           STATEMENT OF CASH FLOWS

                                      Jan. 1,      Year        Year     May 17, 1995
                                      1998, to    Ended        Ended    (inception)
                                      Jun. 30,   Dec. 31,     Dec. 31,   to Jun. 30,
                                       1998        1997         1996        1998
Cash Flows from
Operating Activities:
 Net Loss                          $ - 1,274     $   - 48     $  - 48    $- 4,206
 Adjustment to
 reconcile net loss
 to net cash
 provided by operating
 activities
 Amortization                          +24           +48         +48        +196

Changes in assets and
liabilities:
 Organization Costs                                                         -240
 Increase in current
 liabilities:                         +1,250          0           0       +1,250

Net cash used in
operating activities              $      0      $      0      $   0     - 3,000

Cash Flows from
investing activities                     0             0          0          0

Cash Flows from
 Financing Activities:
 Issuance of common
 Stock for cash                          0             0          0      +3,000

Net increase (decrease)
in cash                           $      0      $      0      $   0     $     0

Cash,
beginning of period                      0            0           0           0

Cash,
end of period                     $      0      $     0       $  0       $  0




        See accompanying notes to financial statements & audit report

                                BOBERNCO, INC.

                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS
           June 30, 1998, December 31, 1997, and December 31, 1996

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized May 17, 1994, under the laws of the State of Nevada, as Bobernco, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

On May 24, 1994, the company issued 3,000,000 shares of $.001 par value common stock for $ 3,000. in cash.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. Earnings per share is computed using the weighted average number of common shares outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

4. Organization costs of $ 240.00 are being amortized over a 60 month period commencing may 17, 1994, to May 16, 1999.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 4 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

                                BOBERNCO, INC.
                        (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS CONTINUED
           June 30, 1998, December 31, 1997, and December 31, 1996

NOTE 5 - RELATED PARTY TRANSACTION

The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 - OFFICERS ADVANCES

While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

NOTE 7 - SUBSEQUENT EVENTS (UNAUDITED)

MERGER

Pursuant to an Agreement and Plan of Reorganization dated August 31, 1998, the Company completed a merger with Gentel Communications ("Gentel"). Under the terms of the tax-free reorganization and merger, the Company issued 8,986,950 of its shares to the shareholders of Gentel. As a result, the separate corporate existence of Gentel ceased and the Company continued as the surviving corporation. The directors and officers of Gentel immediately prior to the merger became the directors and officers of the Company, which subsequently changed its corporate name to GTC Telecom Corp.

STOCK ISSUANCES

On July 21, 1998, Gentel issued a confidential private placement memorandum offering of 500,000 shares of common stock at $1.00 per share. After the merger (described above), this offering was amended to become an offering of the Company. Per an amendment dated January 29, 1999, the maximum offering was increased to 1,500,000 shares.The Company was able to raise approximately $1,397,000, net of issuance costs paid for brokers and finder's fees, from the offering.

                                BOBERNCO, INC.
                        (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS CONTINUED
           June 30, 1998, December 31, 1997, and December 31, 1996

STOCK FOR SERVICES

In August 1998, the Company issued 11,000 restricted shares of common stock, with a fair market value of $0.475 per share, to two employees of the Company in lieu of salary.

Pursuant to various agreements subsequent to June 30, 1998, the Company agreed to issue a total of 12,300 shares of common stock and 7,000 shares of restricted common stock at $1.00 per share and 3,750 restricted shares of common stock at one-third of the issue date's bid price per share for legal services rendered.

On November 19, 1998, the Company entered into an Investment Banking Agreement with Transglobal Capital Corporation ("TCC"), a licensed NASD broker. Pursuant to the agreement, TCC will provide consulting services and assist the Company with raising capital. The agreement, provides for the Company to compensate TCC with an initial fee of 50,000 shares of the Company's restricted common stock and a 13% commission on gross proceeds received. In addition, the Company agreed to issue TCC options to purchase a total of 600,000 shares of the Company's restricted common stock, at an exercise price of $0.01 per share, when certain financing benchmarks are obtained, as defined , with each option having a five-year life. As of the date of our report, all 600,000 options have been granted pursuant to the agreement. The difference between the exercise price and the fair market value of the restricted common stock will be charged against additional paid-in capital.

Pursuant to an agreement dated November 30, 1998, the Company issued 50,000 restricted shares of common stock, with a fair market value of $1.00 per share, for deferment of rent.

Pursuant to an agreement dated January 13, 1999, the Company issued 30,000 restricted shares of common stock, with a fair market value of $1.00 per share, for legal services rendered.

In March 1999, the Company issued options to purchase 25,000 shares of restricted stock, at a price of $1.00 per share, for advertising.

STOCK OPTIONS AND WARRANTS

Subsequent to June 30, 1998, the Company entered into various employment agreements wherein the Company has agreed to supplement compensation to certain key employees in the form of stock options. Pursuant to the agreements, the Company issued options to purchase 91,000 shares of restricted common stock at a price of $.01 per share and vesting over a period of one year from the date of grant. A total of approximately $63,600 of compensation expense will be recorded over the vesting period. In addition, the Company issued options to purchase 254,000 shares of restricted common stock at a price ranging from $1.00 to $5.00 per share and vesting over a period of six months to three years from date of grant. A total of approximately $81,700 of compensation expense will be recorded over the vesting period.

                                BOBERNCO, INC.
                        (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS CONTINUED
           June 30, 1998, December 31, 1997, and December 31, 1996

OPERATING AGREEMENTS

On June 17, 1998, Gentel entered into an agreement with The Michelson Group, Inc., ("Michelson"), whereby Michelson will perform corporate development services such as, but not limited to, selecting key employees, attracting capital investors, providing advice on stock option plans and maintaining an ongoing stock market support system. Pursuant to the agreement, the Company will pay Michelson a monthly fee in of $ 6,500. In addition, the company agrees to issue Michelson warrants to purchase that number of shares of common stock of the Company which would, upon exercise, result in Michelson holding 9.9% of the outstanding shares of the Company upon the completion of a proposed bridge financing. The agreement is effective through June 2000. Subsequent to June 30, 1998, in accordance with the tax-free reorganization and merger, all of the warrants were exercised into 1,135,000 restricted shares of common stock.

In August 1998, the Company entered into a three-year carrier contract with WorldCom, Inc. covering a potential volume purchase of $300,000 of long distance telephone time. The contract provides for a minimum monthly revenue commitment of $10,000 commencing March 1999.

On September 8, 1998, the Company entered into a agreement with a billing company who will provide processing services for customer billing and collections. In addition the billing company will provide financing opportunities through a third-party lender for amounts up to 70% of eligible accounts receivable, as defined.

On October 26, 1998, the Company entered into a agreement to become a licensed user of a telecommunications management and accounting software program. The agreement, which expires in October 2003, unless terminated by the Company, has a five-year renewal feature and provides for the Company to pay $1,425 per month.

On February 3, 1999, the Company entered into an agreement with an Internet Access Provider ("IAP") whereby the IAP will provide internet services for the Company. The agreement provides for a minimum monthly revenue commitment of $25,000 beginning September 1999. The Agreement shall continue for a period of three years and is automatically renewed for additional, successive one-year periods unless terminated by the Company.

                          GTC TELECOM CORP.

                      BALANCE SHEET (UNAUDITED)


                                                                  March 31,
                                                                    1999
ASSETS
Current assets:
    Cash                                                            $128,430
    Accounts receivable, less allowance for doubtful accounts of
     $249,524                                                         67,915
    Other current assets                                              58,020
                                                          --------------------
     Total current assets                                             254,365


Property and equipment, net of accumulated depreciation of $14,358    145,566
Other assets                                                          119,362
                                                          --------------------
     Total assets                                                    $519,293
                                                                   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                 $148,641
    Deferred income and other liabilities                              78,055
                                                          --------------------
    Total current liabilities                                         226,696
                                                          --------------------
Commitments and contingencies

Stockholders' equity:
    Common stock, $0.001 par value; 50,000,000 shares
     authorized; 14,388,156 shares issued and outstanding             14,388
    Additional paid-in-capital                                     3,010,145
    Accumulated deficit                                           (2,731,936)
                                                          --------------------
     Total stockholders' equity                                       292,597
                                                          --------------------

     Total liabilities and stockholders' equity                      $519,293

                                                                   ==========

                                       F-30

                          GTC TELECOM CORP.

                 STATEMENTS OF OPERATIONS (UNAUDITED)



                                     Three Months Ended     Nine Months Ended
                                         March 31,               March 31,
                                     1999          1998     1999           1998

Net revenues                        $204,573    $497,312    $222,535     $497,312

Cost of sales                         65,626     447,312      85,665      447,312
                                    ---------   ---------  ---------     ---------
     Gross profit                    138,947      50,000     136,870       50,000

Selling, general and
administrative expenses           (1,160,408)   (117,413) (2,339,771)    (228,575)

Other income                           3,397          --       4,452           --
                                    ---------   ---------  ---------     ---------
Loss before provision for
income taxes                      (1,018,064)    (67,413) (2,198,449)    (178,575)

Provision for income taxes               200          --         600           --
                                    ---------   ---------  ---------     ---------
   Net loss                      $(1,018,264)   $(67,413)$(2,199,049)  $(178,575)
                                 ============   =========  ==========   ==========

Basic and diluted net loss
  per common share                   ($0.08)      ($0.01)     ($0.18)      ($0.02)
                                 ============   =========  ==========   ==========
Basic and diluted weighted
  average common shares
  outstanding                    13,137,393    8,786,400  12,324,296    8,419,080


                          GTC TELECOM CORP.

                 STATEMENT OF CASH FLOWS (UNAUDITED)

                                                                  Nine Months Ended
                                                                       March 31,
                                                                1999            1998


Cash flows from operating activities:
   Net loss                                                $(2,199,049)      $(178,575)
   Fair market value of options granted for compensation       689,893          71,250
   Fair market value of stock issued for compensation          490,768              --

   Adjustments to reconcile net loss to net cash
     used in operating activities:
      Depreciation and amortization                             12,657              --
      Provision for losses on accounts receivable              249,524              --
      Changes in operating assets and liabilities:
        Accounts receivable                                   (317,437)             --
        Other current assets                                   (58,020)             --
        Accounts payable                                       141,091              --
        Accrued expenses                                         8,055              --
                                                             ----------      ----------
        Net cash used in operating activities                 (982,518)       (107,325)
                                                             ----------      ----------
Cash flows from investing activities:
   Purchases of equipment                                     (139,499)         (6,600)
   PUC certifications and web site development                (122,395)             --
                                                             ----------      ----------
                                                              (261,894)         (6,600)
                                                             ----------      ----------
Cash flows from financing activities:
   Proceeds from sale of GTC common shares, net of
     offering costs of $232,027                              1,200,975              --
   Collection of stock subscription receivable, net of
     offering costs of $20,525                                 121,975              --
   Proceeds from exercise of stock options                      46,000              --
   Proceeds from sale of GenX units and related
     conversion into Gentel common shares, net
     of offering costs of $28,500                                   --         117,500
                                                             ----------      ----------
        Net cash provided by financing activities            1,368,950         117,500
                                                             ----------      ----------

Net increase in cash                                           124,538           3,575

Cash at beginning of period                                      3,892             --
                                                             ----------      ----------
Cash at end of period                                       $ 128,430        $   3,575
                                                           ============      ==========
Supplemental disclosure of cash flow information:
  Cash paid during period for:
   Interest                                                        --              --
   Income and franchise taxes                                      --              --


Supplemental disclosure on non-cash investing and financing activities:

    During the period ended March 31, 1999, the holder of a $80,000 convertible notes payable elected to convert such note into 40,000 shares of the Company's common stock in accordance with the conversion option.

                         GTC TELECOM CORP.
             NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                           MARCH 31, 1999

1. MANAGEMENT'S REPRESENTATION:

  The management of GTC Telecom Corp. (the "Company" or "GTC") without audit has prepared the financial statements included herein. Certain information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of the management of the Company, all adjustments considered necessary for fair presentation of the financial statements have been included and were of a normal recurring nature, and the accompanying financial statements present fairly the financial position as of March 31, 1999, the results of operations for the three months and nine months ended March 31, 1999, and cash flows for the nine months ended March 31, 1999. The results of operations for the three months and nine months ended March 31, 1998 and cash flows for the nine months ended March 31, 1998 are for GenTel Communications ("GenTel"), the predecessor to GTC (see Note 4).

  It is suggested that these financial statements be read in conjunction with the GenTel audited financial statements and notes for the period from May 29, 1997 (date of inception) through June 30, 1998, and the Bobernco, Inc. ("Bobernco") audited financial statements and notes for the period ended June 30, 1998, included in this Form 10-SB. The interim results are not necessarily indicative of the results for a full year.

  2.   DEVELOPMENT STAGE:

  Prior to June 30, 1998, in accordance with Statement of Financial Accounting Standards No. 7 ("SFAS 7"), "Accounting and Reporting by Development Stage Enterprises," the Company was considered a development stage enterprise. Subsequent to June 30, 1998, the Company began deriving revenue from its planned principal operations. Therefore, all references to SFAS 7 have been removed.

  3.   OTHER ASSETS:

The Company capitalizes the costs associated with the development of its website and carrier certification. Other assets are amortized using the straight-line method over the assets' estimated useful lives ranging from 2 to 3 years.

4.   PROFORMA:

Pursuant to an Agreement and plan of Reorganization dated August 31, 1998, GenTel completed a merger with and into Bobernco, Inc. (the "Merger"). Under the terms of the tax-free reorganization and merger, all of the Company's common stock was converted to 8,986,950 shares of Bobernco common stock and, as a result, the separate corporate existence of GenTel ceased and Bobernco continued as the surviving corporation. Thus, all additional subsequent events are disclosed in Bobernco's separate audited financial statements. Bobernco subsequently changed its name to GTC. However, if the merger had occurred at the beginning of the year July 1, 1997, the pro forma financial statements for the Nine months ended
March 31, 1999 and March 31, 1998 are as follows:

                                        March 31,          March 31,
                                          1999               1998

Net sales                              $   222,535       $  497,312
Cost of sales                          $    85,665       $  447,312
Net loss                               $(2,199,049)      $ (179,037)
Basic and dilutive loss per share      $     (0.18)      $    (0.02)
Basic and dilutive weighted average
  common shares outstanding             12,234,296       10,219,080


5.   SUBSEQUENT EVENTS:

On April 21, 1999, the Company initiated a private placement offering of 2,000,000 shares of the Company's restricted (as that term is defined by Rule 144 of the Securities Act of 1933) Common Stock at a price of $3.00 per share. Issuance costs paid for broker and finder's fees will offset against capital raised.

On April 30, 1999, the Company entered into an agreement with Williams Communications, a unit of Williams of Tulsa, Oklahoma ("Williams"), in which Williams Communications will design, install, maintain the Company's previously discussed high speed, nationwide VoIP network. The total contract cost to the Company is approximately $100,000,000 over a five-year term. Under the terms of the agreement with Williams Communications (the "Williams Agreement"), the Company is obligated to pay Williams $28.9 million upon delivery of the network to the Company. The Company obtained equipment financing for $26.0 million of the total contract price from Ascend Communications, Inc. The Company is responsible for the remaining $2.9 million. Please refer to Long-Term Financing, above for further details regarding the Company's financing for the purchase of its VoIP Network. In addition, the Company is obligated to pay Williams a monthly maintenance fee of approximately $188,000 and an additional set-up fee of $270,000 beginning on the first month following delivery of the Network (which is currently scheduled for January 2000) increasing to approximately $404,000 per month through the twelfth (12th) month of the Williams Agreement. The monthly maintenance fee increases to approximately $639,000 per month beginning with the thirteenth (13th) month and thereafter until the end of the contract period (approximately through December
2004). The remainder of the Williams Agreement is for its carrier services in which the Company will pay approximately $520,000 per month over the term of the contract. In addition, the financing will include a five-year warrant to purchase 315,151 shares of the Company 's common stock at an exercise price of $8.25 per share.
The warrant will include provisions for anti-dilution protections, net exercise and registration rights. The Williams Agreement can be terminated by the Company with six month's written notice to Williams.

In conjunction with the development of its web portal site, the Company has entered into the following agreements:

     1. On May 12, 1999, the Company entered into a financing agreement for approximately $205,000 for equipment. Terms of the financing include thirty-six (36) monthly payments of $6,737.60 beginning June 1, 1999. This lease will be accounted for as a capital lease.

     2. On April 6, 1999, the Company entered into a one-year agreement with a company who will provide the dial up Internet infrastructure. The agreement, beginning July 1999, provides for the Company to initially pay $36,000 per month and an initial set-up fee of $8,000. As the supplier is able to provide service throughout the nation, The Company's monthly minimum commitment will increase from $36,000 per month to a maximum $60,750 per month. In addition, the Company is committed to pay a set-up fee of up to $5,500.

     3. On March 31, 1999, the Company entered into a one-year agreement with a company who will provide Internet data services. The agreement, beginning May 1999, provides for the Company to pay $8,220 per month and an initial set-up fee of $3,790.

     4. On April 21, 1999, the Company entered into a two-year agreement with a company who will provide technical support services. The agreement, beginning June 1999, obligates the Company to an initial monthly minimum revenue commitment of $4,000 in month 1, $5,000 in months 2 and 3 and increasing to $9,300 per month beginning in month 4 over the remainder of the agreement.

     5. On March 29, 1999, the Company entered into a one-year agreement with a company who will provide access to certain Internet content. The agreement, beginning June 1999, provides for the Company to pay $5,000 per month and an initial set-up fee of $5,000.

On April 15, 1999 (date of grant), the Company issued options to a director to purchase 526,316 shares of the Company's restricted common stock at an exercise price of $0.475 per share. The options vest 100% on the date of grant and are exercisable for three years.
On April 16, 1999, the director exercised these options for $250,000.
A total of approximately $1,328,950 of compensation expense was recorded in April 1999 in connection with the granting of this option.

In June, 1999, the Company issued 31,000 shares of "restricted"
(as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock pursuant to a Private Placement offering of 2,000,000 pursuant under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 to "accredited" investors at a price of $3.00 per share, resulting in net proceeds to the Company of approximately $78,450.

On July 6, 1999, the Company entered into a short term note (the "Note") with an individual for the amount of $50,000 for use as working capital. Under the terms of the Note, the Company will be required to repay the principal amount of $50,000 within 30 days with 10% interest.
The Note is secured by the Company's accounts receivable.

On July 6, 1999, the Company issued 600,000 shares of "restricted"
(as that term is defined under Rule 144 of the Securities Act of 1933) Common Stock, resulting in net proceeds to the Company of approximately $6,000, to Transglobal Capital Corporation ("TransGlobal"), pursuant to TransGlobal's stock option agreement entered into between the Company and TransGlobal. The issuance was exempt under Section 4(2) of the Securities Act of 1933.